     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997
                                                     REGISTRATION NO. 333-
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              INTERMET CORPORATION
             (Exact name of registrant as specified in its charter)

                      GEORGIA
 (State or other jurisdiction of incorporation or                       58-1563873
                    organization)                          (I.R.S. Employer Identification No.)

                       5445 CORPORATION DRIVE, SUITE 200
                           TROY, MICHIGAN 48098-2683
                                 (248) 952-2500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                              DORETHA J. CHRISTOPH
         VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER AND SECRETARY
                              INTERMET CORPORATION
                        5445 CORPORATE DRIVE, SUITE 200
                           TROY, MICHIGAN 48098-2683
                                 (248) 952-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

             JEROME M. SCHWARTZ                             ROBERT F. WALL
DICKINSON, WRIGHT, MOON, VAN DUSEN & FREEMAN               WINSTON & STRAWN
      500 Woodward Avenue, Suite 4000                    35 West Wacker Drive
          Detroit, Michigan 48226                       Chicago, Illinois 60601

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                                   PROPOSED             PROPOSED              AMOUNT
                                               AMOUNT              MAXIMUM              MAXIMUM                 OF
        TITLE OF EACH CLASS OF                 TO BE            OFFERING PRICE         AGGREGATE           REGISTRATION
     SECURITIES TO BE REGISTERED           REGISTERED(1)         PER SHARE(2)     OFFERING PRICE(1)(2)         FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock..........................    3,450,000 shares          $16.50            $56,925,000            $17,250
===========================================================================================================================

(1) Includes 450,000 shares that may be sold upon exercise of the Underwriters' over-allotment option.
(2) In accordance with Rule 457(c), the registration fee has been calculated on the basis of $16.50 per share, the average of the high and low sale prices of the Company's Common Stock reported on the Nasdaq National Market on July 29, 1997.
                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE SECURITIES ACT OF 1933, MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1997
PROSPECTUS
AUGUST   , 1997

                                3,000,000 SHARES

                                 INTERMET LOGO

                                  COMMON STOCK

     All of the 3,000,000 shares of Common Stock of Intermet Corporation ("Intermet" or the "Company") offered hereby (the "Offering") are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the Offering.

     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "INMT." On July 31, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $16 3/8 per share. See "Price Range of Common Stock and Dividends."

                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                  PRICE               UNDERWRITING           PROCEEDS TO
                                                  TO THE             DISCOUNTS AND           THE SELLING
                                                  PUBLIC             COMMISSIONS(1)        SHAREHOLDERS(2)
--------------------------------------------------------------------------------------------------------------
Per Share................................           $                      $                      $
Total(3).................................           $                      $                      $

--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) The Company will bear all offering expenses other than underwriting discounts and commissions, which will be borne by the Selling Shareholders. The offering expenses are expected to be approximately $200,000.

(3) Certain of the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions
    and Proceeds to the Selling Shareholders will be $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about
               , 1997.

DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION

                          PRUDENTIAL SECURITIES INCORPORATED

                                                INTERSTATE/JOHNSON LANE
                                                          CORPORATION

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M OF THE SECURITIES AND EXCHANGE COMMISSION. SEE "UNDERWRITING."

                           -------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference:
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (iv) the Company's Form 8-K dated January 6, 1997, as amended by the Company's 8-K/A dated February 21, 1997; and (v) the description of the Company's Common Stock contained in the Company's Registration of Securities on Form 8-A, effective August 6, 1985, filed pursuant to the Securities and Exchange Act (the "Exchange Act"), Commission file number 0-13787.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any and all the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to:
Corporate Secretary, Intermet Corporation, 5445 Corporate Drive, Suite 200, Troy, Michigan 48098-2683, (248) 952-2500.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, a Form S-3 Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Rules and Regulations of the Commission. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected at and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Room 1400, 75 Park Place, New York New York 10007. Copies of such materials can also be obtained on the Commission's Web site at http://www.sec.gov and at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this summary and elsewhere in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised. Unless the context indicates otherwise, as used in this Prospectus the term "Company" refers to Intermet, its consolidated subsidiaries and their respective predecessors. The Company acquired Sudbury, Inc. ("Sudbury") on December 21, 1996. Such acquisition is sometimes referred to herein as the "Sudbury Acquisition." Unless otherwise indicated, financial and operating data presented herein for 1996 on a pro forma basis give effect to the Sudbury Acquisition as if it had occurred on January 1, 1996.

                                  THE COMPANY

GENERAL

     The Company is the largest independent producer of ductile iron castings in the world, specializing in the design and manufacture of complex, precision-engineered ductile and gray iron and aluminum cast products for the global light truck, passenger car and heavy duty vehicle markets. The Company's products include cast components used in vehicle axles, chassis, engines and transmissions. In addition, the Company provides a range of other products and services, including machining, to the automotive, industrial and appliance markets. In 1996, approximately 45% of the Company's pro forma sales were to the North American light truck market, 29% to the North American passenger car market, 11% to the European light and heavy duty vehicle markets and 15% to other markets, including the industrial and appliance markets. The Company provides cast products used by over 20 automobile original equipment manufacturers ("OEMs") and their leading suppliers throughout the world, including Chrysler, Ford, General Motors, BMW, Honda, ITT Automotive, Dana and LucasVarity. The Company's net sales in 1996 were $534 million and, pro forma with the Sudbury Acquisition, were $838 million. The Company's 1996 pro forma sales to the light truck and passenger car markets were approximately 43% to OEMs and 42% to Tier 1 OEM suppliers. In 1994, the Company launched efforts to improve operating efficiencies, enhance customer service and reduce administrative overhead, which contributed to a significant expansion of its operating profit margin from 0.3% in 1994 to 10.5% in 1996.

     The Company focuses on supplying precision cast products that require advanced technological and engineering expertise to a broad array of automotive and industrial customers. OEMs and, in turn, Tier 1 and Tier 2 OEM suppliers, are increasingly relying on their suppliers to design and engineer parts based on specific design parameters, including weight, size, cost and performance criteria, and to solve problems arising in the design and manufacturing process. The Company believes that it is well positioned to benefit from these trends by leveraging its broad range of full-service capabilities, including advanced design and engineering, casting, machining and sub-assembly.

     With a total casting capacity of 620,000 tons per year, the Company is the largest independent ductile iron foundry company in the world. The Company believes that the market for ferrous and non-ferrous castings is highly fragmented with approximately 3,000 suppliers in the United States alone. The Company believes that its strong reputation in the industry and leadership in its core markets position it to capitalize on domestic and international consolidation and OEM outsourcing trends. These trends are driven in part by the OEMs' strategy to lower costs and maintain quality by selectively awarding contracts to suppliers that have full-service capabilities and a significant global presence. Responding to these trends, the Company's Sudbury Acquisition significantly increased its ferrous casting capacity and expanded its capabilities by adding aluminum die casting. The Company's November 1996 investment in IWESA GmbH ("IWESA"), a German-based precision machining company, further expanded its presence and machining capabilities in Europe.

STRATEGY

     The Company's strategy is to maximize shareholder value and enhance profitability by leveraging its full-service capabilities, focus on value-added cast products, advanced design and engineering expertise and efficient manufacturing capabilities to meet customer needs in its core cast products business. Key elements of the Company's operating and growth strategies include:

  OPERATING STRATEGY

     Full-Service Supplier with Broad Metallurgical Capabilities. The Company is a full-service supplier at the component level with design, engineering, casting, machining and assembly capabilities. The Company's capabilities allow it to supply its customers with the full range of services that they may require, from initial design and engineering of the casting to final delivery, including machining and sub-assembly. In addition, the Company offers its customers diverse metallurgical capabilities that are among the most advanced in the industry, including ductile and gray iron casting, lost foam aluminum casting and aluminum and zinc die casting. The Company's machining operations offer CNC (computer-numerical-controlled) and dedicated/special machining capabilities. The Company believes the breadth and diversity of its capabilities distinguish the Company within its markets by positioning it to offer its customers low cost, high quality casting solutions utilizing alternative materials or processes. For example, the Company has developed customer applications using higher strength ductile iron materials to cost effectively convert certain forging applications to castings. Such development is supported by the Company's dedicated research foundry in Lynchburg, Virginia, which includes self-contained melting, molding and laboratory equipment and broad metallurgical, physical and chemical testing capabilities.

     Focus on Value-Added Cast Products. As part of its core business, the Company focuses on high value-added cast products. Specifically, an estimated 85% of the Company's cast products are incorporated as critical elements to axle, chassis, engine and transmission systems on vehicles. As such, the majority of these castings require advanced design, engineering and manufacturing expertise to ensure high-quality performance and reliability as they are often critical to controlling key power and safety-related functions of a vehicle. The Company believes that its focus on high value-added cast products distinguishes it in the foundry industry.

     Advanced Design and Engineering Capabilities. The Company believes it is one of the few independent foundry companies fully capable of designing and engineering products based on customer specifications. The Company's advanced capabilities include finite element analysis, design optimization, prototyping, modeling enhancements and testing. The Company uses three-dimensional solid modeling software in conjunction with rapid prototype development, among other advanced computer-aided design techniques, to assist its customers in the initial stages of product design and prototype creation. These techniques greatly enhance the Company's design flexibility and, depending on the complexity of the products, can substantially reduce the time required to produce sample castings. The Company's goal is to continually improve product quality and performance and to reduce costs by offering new product solutions that reduce weight, use alternative materials or incorporate more efficient manufacturing processes. The Company's product and manufacturing process development work has included the development of new products and processes that can broaden the Company's overall product offerings and capabilities as well as cost-effectively substitute for existing products and manufacturing processes. The Company believes that its advanced design and engineering capabilities serve as a significant competitive advantage as its customers continue to outsource these critical activities to their suppliers.

     Efficient, High Quality Manufacturing. In response to OEMs' increasingly stringent demands, the Company has implemented manufacturing practices designed to maximize product quality and timeliness of delivery while reducing waste and inefficiency. The Company continuously explores methods to improve its manufacturing efficiencies by utilizing modern and cost efficient equipment, manufacturing processes and castings support systems. The Company conducts extensive development programs that focus on creating new manufacturing processes designed to lower costs and improve quality. As a result of its efforts to improve manufacturing efficiencies, the Company has reduced break-even operating levels of its production casting facilities that the Company has operated since 1994 by approximately 15% from that time to the present.

The Company believes that it enjoys a reputation for quality products and maintains high quality standards and procedures, including manufacturing control plans, change management, problem solving and root cause analysis and advanced product quality planning. The Company also uses advanced electronic equipment to continuously test and monitor its manufacturing processes to maintain the quality and performance of its products. As evidence of its commitment to quality, nine of the Company's ten foundries that supply the automotive industry are QS-9000 or ISO 9000 certified, with the remaining foundry scheduled to complete the QS-9000 certification process by the end of 1997.

  GROWTH STRATEGY

     Internal Growth. The Company's internal growth strategy is focused on (i) increasing customer and market penetration of its products by leveraging its strong relationships with existing customers and (ii) continually seeking new customers and markets while developing new product applications in its core cast products business. The Company uses cross-functional teams, including engineering, sales, quality assurance and manufacturing personnel, that focus on specific customer requirements at all phases of the product development cycle, from component design and development to manufacture and delivery. Through collaborative relationships with its customers, the Company has been able to identify new business opportunities as well as anticipate and react on a timely basis to customer needs and problems. The Company believes these relationships, combined with the trend among OEMs to downsize their in-house foundry operations and increase outsourcing, have resulted in opportunities for growth.

     Global Expansion Through Strategic Acquisitions and Alliances. Strategic acquisitions and alliances have been, and management believes will continue to be, an important element in the Company's worldwide growth and in its efforts to capitalize on the consolidation and outsourcing trends in its markets. Specifically, the Company will seek acquisitions and alliances that complement its existing products and processes, strengthen its technological capabilities and customer relationships and provide the Company with growth opportunities in new product and geographic markets, as recently demonstrated by the Sudbury Acquisition and the Company's investment in IWESA. The Company's goal is to expand and enhance its manufacturing and support services while increasing shareholder value by acquiring additional manufacturing facilities and by entering into joint ventures and partnerships in North America, Europe, Latin America and other international markets. In pursuing its acquisition strategy to expand its presence in its core cast products business, the Company has acquired, and expects it may acquire in the future, collateral non-core businesses. The Company will continue to review non-core businesses for strategic fit and possible divestiture.

                                  THE OFFERING

Common Stock Offered by Selling Shareholders................  3,000,000 shares(1)
Common Stock Outstanding Prior to the Offering..............  25,238,374 shares(2)
Common Stock to be Outstanding after the Offering...........  25,238,374 shares(2)
Use of Proceeds.............................................  The Company will not receive any of the proceeds of the Offering.
Nasdaq National Market Symbol...............................  INMT

-------------------------
(1) Does not include 450,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Does not include 1,338,000 shares of Common Stock subject to stock options outstanding as of July 31, 1997.

                           -------------------------

     The Company is incorporated under the laws of the State of Georgia. The principal executive offices of the Company are located at 5445 Corporate Drive, Suite 200, Troy, Michigan 48098-2683, and its telephone number is (248) 952-2500.

                             SUMMARY FINANCIAL DATA

                                               YEARS ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                       -----------------------------------------      ------------------------------
                                                                          PRO                      PRO
                                                                         FORMA                    FORMA
                                         1994       1995       1996     1996(1)         1996     1996(1)      1997
                                       --------   --------   --------   --------      --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................  $501,269   $541,749   $534,478   $837,880      $277,940   $430,335   $420,389
  Operating profit (loss)............     1,728     52,815     56,103     75,575        34,406     45,521     41,306
  Net income (loss)..................   (10,985)    25,395     43,153     47,326        19,624     23,199     22,086
  Income (loss) per common share -
    primary(2).......................  $  (0.45)  $   1.02   $   1.69   $   1.85      $   0.77   $   0.91   $   0.86
  Cash dividends per share...........        --         --   $   0.08                       --              $   0.08
  Weighted average shares
    outstanding......................    24,591     24,893     25,467     25,467        25,483     25,483     25,640
OTHER DATA:
  Expenditures for property, plant
    and equipment....................  $ 24,873   $ 24,442   $ 26,025                 $  8,194              $ 18,672
  Depreciation
    and amortization.................    29,035     28,115     26,853                   14,475                18,582
  EBITDA(3)..........................    30,763     80,930     82,956                   48,881                59,888

                                             AS OF DECEMBER 31,                                              AS OF
                                       ------------------------------                                       JUNE 30,
                                         1994       1995       1996                                           1997
                                       --------   --------   --------                                       --------
BALANCE SHEET DATA:
  Total assets.......................  $306,264   $274,071   $526,312                                       $522,936
  Long term debt.....................    99,715     35,271    162,153                                        181,518
  Shareholders' equity...............    67,971     98,028    141,102                                        158,846

-------------------------
(1) Gives effect to the Sudbury Acquisition as if it had occurred on January 1, 1996 and includes pro forma adjustments for interest expense on debt incurred to fund the Sudbury Acquisition, amortization of goodwill, depreciation for adjustment to fair market value of fixed assets and the related income tax effects.

(2) Income (loss) per common share - primary amounts are based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options and assuming the repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect is antidilutive.

(3) "EBITDA" represents operating profit (loss) plus depreciation and amortization.

                                  RISK FACTORS

     A potential investor should consider carefully all of the information contained in this Prospectus before deciding whether to purchase the Common Stock offered hereby and, in particular, should consider the following:

NATURE OF AUTOMOTIVE INDUSTRY

     The Company's principal operations are directly related to domestic and foreign automotive vehicle production. Automotive sales and production are cyclical and somewhat seasonal and can be affected by the strength of a country's general economy. In addition, automotive production and sales can be affected by labor relations issues (including strikes and other work stoppages), regulatory requirements, trade agreements, consumer spending trends and other factors. For example, the Company's results of operations for the first six months of 1997 were adversely affected by strikes at certain Chrysler and General Motors' facilities. A decline in automotive sales and production could result in a decline in the Company's results of operations or financial condition. See "Business -- Cyclicality and Seasonality."

RELIANCE ON MAJOR CUSTOMERS AND CERTAIN MODELS

     Two of the Company's customers, Chrysler and Ford, accounted for approximately 20% and 18%, respectively, of the Company's pro forma sales for the year ended December 31, 1996. Although the Company has purchase orders from many of its customers, such purchase orders generally provide for supplying the customer's annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for manufacturing a specific quantity of products. The loss of any one of its major customers or a significant decrease in demand for certain key models or a group of related models sold by any of its major customers could have a material adverse effect on the Company. There is substantial and continuing pressure from OEMs to reduce costs, including the cost of products purchased from outside suppliers. Certain of the Company's products are sold under agreements that require the Company to provide annual cost reductions to such purchasers (directly through price reductions or indirectly through suggestions regarding manufacturing efficiencies or other cost savings) by certain percentages each year. There can be no assurance that the Company will be able to generate such cost savings in the future. If the Company were unable to generate sufficient cost savings in the future to offset such price reductions, the Company's profit margins could be adversely affected. See "Business -- Customers and Marketing."

RISKS ASSOCIATED WITH OBTAINING BUSINESS FOR NEW AND REDESIGNED MODEL INTRODUCTIONS

     The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such models to the public, and existing business generally lasts for the model life cycle. Due to previous capacity constraints, the Company did not aggressively pursue new sales opportunities from 1993 through early 1995 which has created a "selling gap." This selling gap has resulted in the Company's current underutilization of capacity at certain of its foundries and relatively flat sales since 1994. Although the Company believes it has addressed the selling gap with aggressive sales efforts commencing in 1995, the long development and sales cycle of new and redesigned models, combined with the specialized nature of many of the Company's foundries, could lead to further variances in capacity utilization at the Company's foundries. In addition, the Company also frequently implements new technologies and manufacturing processes when launching new products. In order to meet its customers' requirements, the Company may be required to supply its customers regardless of cost and consequently suffer an adverse impact to operating profit margins. The Company is currently experiencing product launch difficulties at its lost foam aluminum castings facility. Although management believes it has implemented corrective actions, no assurance can be given such actions will resolve all of these operational difficulties or that the Company will not encounter similar difficulties when implementing new technologies in future product launches, any of which could adversely affect the Company.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     Acquiring businesses that complement the Company's existing business continues to be an important element of the Company's strategy for achieving profitable growth. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that financing for any such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition or that any business or assets acquired by the Company will be integrated successfully into the Company's operations. The Company continually evaluates possible acquisitions and engages in discussions with acquisition candidates from time to time.

ENVIRONMENTAL MATTERS

     Companies in the foundry industry must comply with numerous federal, state and local environmental laws and regulations. The chief environmental issues for the Company's foundries are air emissions and solid waste disposal. The Company has implemented recordkeeping, management procedures and practices for the purpose of complying with environmental laws and regulations and the Company believes it is in material compliance with these laws and regulations. However, the Company's practices have, in certain instances, resulted in non-compliance with the environmental laws and regulations and in fines and expenses related thereto, and there can be no assurance that the Company will be able to comply with all environmental laws and regulations in the future or that the costs and expenses thereof or resulting from any non-compliance would not have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

            CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate," and "expect" and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forward-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to: (i) general economic conditions in the markets in which the Company operates; (ii) fluctuations in worldwide or regional automobile and light and heavy truck production; (iii) labor disputes involving the Company or its significant customers; (iv) changes in practices and/or policies of the Company's significant customers toward outsourcing automotive components and systems; (v) other risks detailed from time to time in the Company's filings with the Commission; and (vi) those items identified under "Risk Factors." The Company does not intend to update these forward-looking statements.

                                USE OF PROCEEDS

     The shares of Common Stock offered hereby will be sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the Offering.

                                 CAPITALIZATION

     The following table shows the capitalization of the Company as of June 30, 1997. This table should be read in conjunction with the Company's Interim Condensed Consolidated Financial Statements and related Notes appearing elsewhere in this Prospectus.

                                                                AS OF JUNE 30, 1997
                                                                -------------------
                                                                  (IN THOUSANDS)
Long Term Debt:
  Long term debt due within one year........................         $  1,891
  Long term debt due after one year.........................          179,627
                                                                     --------
     Total Long Term Debt...................................         $181,518
Shareholders' Equity:
  Preferred stock, 5,000,000 shares authorized; none
     issued.................................................         $     --
  Common stock, $.10 par value, 50,000,000 shares
     authorized; 25,225,374 shares issued and outstanding
     (1)....................................................            2,523
  Capital in excess of par value............................           60,922
  Retained earnings.........................................           98,337
  Accumulated translation adjustments.......................           (2,331)
  Minimum pension liability adjustment......................             (485)
  Unearned restricted stock.................................             (120)
                                                                     --------
     Total Shareholders' Equity.............................         $158,846
                                                                     --------
     Total Capitalization...................................         $340,364
                                                                     ========

-------------------------
(1) Does not include 1,351,000 shares of Common Stock subject to outstanding stock options as of June 30, 1997.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is quoted on the Nasdaq National Market under the symbol "INMT." The following table shows, for the periods indicated, the range of high and low reported sale prices per share for the Common Stock as quoted on the Nasdaq National Market and the cash dividends declared per share.

                                                                                         CASH
                                                                                       DIVIDENDS
                                                                  HIGH        LOW      PER SHARE
                                                                --------    -------    ---------
CALENDAR 1995
Quarter ended:
  March 31, 1995............................................    $  8.125    $ 6.250         --
  June 30, 1995.............................................       9.750      7.625         --
  September 30, 1995........................................      12.625      9.500         --
  December 31, 1995.........................................      14.125      9.500         --
CALENDAR 1996
Quarter ended:
  March 31, 1996............................................    $ 13.375    $ 9.750         --
  June 30, 1996.............................................      17.625     12.000         --
  September 30, 1996........................................      14.375     10.375      $0.04
  December 31, 1996.........................................      16.250     10.125       0.04
CALENDAR 1997
Quarter ended:
  March 31, 1997............................................    $ 17.250    $11.750      $0.04
  June 30, 1997.............................................      16.625     11.125       0.04
  September 30, 1997 (through July 31, 1997)................      17.250     15.500       0.04

     On July 31, 1997, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $16 3/8. As of July 28, 1997, there were approximately 557 holders of record of the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The selected financial data as of and for the five years ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements, which were audited by Ernst & Young LLP, the Company's independent accountants. The financial data for the six months ended June 30, 1996 and June 30, 1997 are derived from the unaudited Interim Condensed Consolidated Financial Statements. The unaudited Interim Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for that period. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

    The following table also sets forth the pro forma financial information for the Company for the year ended December 31, 1996 and the six months ended June 30, 1996, giving effect to the Sudbury Acquisition as if it occurred on January 1, 1996. These results are not necessarily indicative of the financial results of the combined entity in the future. The pro forma data presented below should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus.

                                                   YEARS ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                               ----------------------------------------------------------------   -------------------------------
                                                                                      PRO FORMA              PRO FORMA
                                 1992       1993       1994       1995       1996      1996(1)      1996      1996(1)      1997
                               --------   --------   --------   --------   --------   ---------   --------   ---------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

  Net sales..................  $401,951   $444,214   $501,269   $541,749   $534,478   $837,880    $277,940   $430,335    $420,389
  Operating profit (loss)....     5,830    (23,486)     1,728     52,815     56,103     75,575      34,406     45,521      41,306
  Interest expense, net......    (4,054)    (5,490)    (6,803)    (6,079)    (1,653)   (12,876)       (992)    (6,618)     (5,710)
  Other, net.................       531       (159)       (14)    (1,216)      (128)      (303)        (44)        83      (1,407)
                               --------   --------   --------   --------   --------   --------    --------   --------    --------
  Income (loss) before income
    taxes, minority interest
    and cumulative effect of
    accounting changes.......  $  2,307   $(29,135)  $ (5,089)  $ 45,520   $ 54,322   $ 62,396    $ 33,370   $ 38,986    $ 34,189
  Provision (benefit) for
    income taxes.............     4,310     (8,512)     5,896     20,125     11,169     15,070      13,746     15,787      12,103
  Minority interest in loss
    of subsidiary............       488        119         --         --         --         --          --         --          --
                               --------   --------   --------   --------   --------   --------    --------   --------    --------
  Income (loss) before
    cumulative effect of
    accounting changes.......  $ (1,515)  $(20,504)  $(10,985)  $ 25,395   $ 43,153   $ 47,326    $ 19,624   $ 23,199    $ 22,086
  Cumulative effect on prior
    years of changes in
    accounting for:
        Postretirement
          benefits...........   (34,544)        --         --         --         --         --          --         --          --
        Income taxes.........     6,123         --         --         --         --         --          --         --          --
                               --------   --------   --------   --------   --------   --------    --------   --------    --------
  Net income (loss)..........  $(29,936)  $(20,504)  $(10,985)  $ 25,395   $ 43,153   $ 47,326    $ 19,624   $ 23,199    $ 22,086
                               ========   ========   ========   ========   ========   ========    ========   ========    ========
  Income (loss) per common
    share(2):
    Income (loss) before
      cumulative effect of
      accounting changes.....  $  (0.06)  $  (0.83)  $  (0.45)  $   1.02   $   1.69   $   1.85    $   0.77   $   0.91    $   0.86
    Cumulative effect on
      prior years of changes
      in accounting for:
        Postretirement
          benefits...........     (1.52)        --         --         --         --         --          --         --          --
        Income taxes.........      0.27         --         --         --         --         --          --         --          --
                               --------   --------   --------   --------   --------   --------    --------   --------    --------
    Primary..................  $  (1.31)  $  (0.83)  $  (0.45)  $   1.02   $   1.69   $   1.85    $   0.77   $   0.91    $   0.86
    Cash dividends per
      share..................  $   0.16   $   0.12         --         --   $   0.08                     --               $   0.08
  Weighted average shares
    outstanding..............    22,783     24,564     24,591     24,893     25,467     25,467      25,483     25,483      25,640
OTHER DATA:
  Expenditures for property,
    plant and equipment......  $ 51,783   $ 41,018   $ 24,873   $ 24,442   $ 26,025               $  8,194               $ 18,672
  Depreciation and
    amortization.............    22,996     26,583     29,035     28,115     26,853                 14,475                 18,582
  EBITDA(3)..................    28,826      3,097     30,763     80,930     82,956                 48,881                 59,888

                                                AS OF DECEMBER 31,                                                        AS OF
                               ----------------------------------------------------                                      JUNE 30,
                                 1992       1993       1994       1995       1996                                          1997
                               --------   --------   --------   --------   --------                                      --------
BALANCE SHEET DATA:

  Current assets.............  $ 89,265   $108,629   $122,617   $103,072   $189,294                                      $190,661
  Total assets...............   274,457    307,458    306,264    274,071    526,312                                       522,936
  Current liabilities........    58,859     77,468     93,531     88,752    171,368                                       121,307
  Long term debt.............    76,751     95,854     99,715     35,271    162,153                                       181,518
  Shareholders' equity.......   101,054     75,532     67,971     98,028    141,102                                       158,846

-------------------------
(1) Gives effect to the Sudbury Acquisition as if it had occurred on January 1, 1996 and includes proforma adjustments for interest expense on debt incurred to fund the Sudbury Acquisition, amortization of goodwill, depreciation for adjustment to fair market of fixed assets and the related income tax effects.
(2) Income (loss) per common share amounts are based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options and assuming the repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect is antidilutive.
(3) "EBITDA" represents operating profit plus depreciation and amortization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company, through its operating subsidiaries in North America and Europe, is the largest independent producer of ductile iron castings in the world. The Company's cast products are used primarily in passenger cars and light trucks, as well as heavy trucks and industrial applications.

     The Company significantly expanded its operations in December 1996 with the acquisition of Sudbury for $182.4 million. The transaction was accounted for as a purchase and resulted in the Company recording $82.6 million of goodwill, which is being amortized over 40 years. To fund the Sudbury Acquisition, the Company borrowed approximately $154 million under its revolving credit facility.

     Sudbury had approximately $300 million of sales in 1996 and manufactures iron, aluminum and zinc castings, primarily for the automotive, appliance and construction markets. Sudbury also provides custom coatings and precision machining services and manufactures cranes, truck bodies and related equipment. Because Sudbury was acquired in late 1996, it is fully reflected in the Company's December 31, 1996 consolidated balance sheets. Sudbury's 1996 results of operations from the date of acquisition (December 21, 1996) to year end were not considered significant. The Company's 1997 results of operations reflect Sudbury's operations from January 1, 1997, as well as increased interest expense and goodwill amortization resulting from the acquisition.

     The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such models to the public, and existing business generally lasts for the model life cycle. This long development and sales cycle, combined with the specialized nature of many of the Company's foundries, can lead to variances in capacity utilization at the Company's foundries. For example, due to previous capacity constraints the Company did not aggressively pursue new sales opportunities from 1993 through early 1995. As a result of this "selling gap," the Company, exclusive of Sudbury, has experienced relatively flat sales from 1995 through the six month's ended June 30, 1997. The Company believes it has addressed the selling gap with aggressive sales efforts commencing in 1995 and anticipates capacity utilization increases in late 1997.

     The Company's 1996 net income was positively impacted by a one-time adjustment for tax benefits of $11.5 million (or $0.45 per share) due to the increased viability of realizing future tax benefits against future income. The Company has additional unrecorded tax benefits the utilization of which are subject to certain conditions and limitations and as a result, the Company does not anticipate that its future earnings will receive a similar benefit of this magnitude. See Note 10 to Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

FIRST SIX MONTHS OF 1997 COMPARED TO FIRST SIX MONTHS OF 1996

     Sales for the six month period ending June 30, 1997 increased $142.4 million (or 51.3%) over the same period in 1996. This increase in sales relates primarily to the Sudbury Acquisition in late December 1996. Domestic sales during the six months ended June 30, 1997, excluding Sudbury, were approximately $5.2 million (or 2.3%) lower than the comparable period in 1996. This is a result of slower domestic light vehicle sales compounded by strikes at certain Chrysler and General Motors plants. Sales at Wagner Castings (part of the Sudbury Acquisition) for the six month period ended June 30, 1997 decreased approximately $10.3 million from the same period in 1996. This decrease is a result of Wagner Castings' decision to withdraw from the malleable iron production business, without replacement, as some orders that were placed in 1996 were withdrawn in January 1997; and to a lesser extent, the effect of the Chrysler strike. Sales at machining operations increased $9.3 million for the six month period ended June 30, 1997 from the same period in 1996 due to the launch of new products. European sales were up 0.4% for the year to date 1997 versus the same period for 1996. However, the negative effect of changes in the exchange rates was $5.8 million (or 11%) for the six month period ended June 30, 1997, as compared to exchange rates in the same period in 1996.

     Gross profit for June 30, 1997 year to date was $55.9 million versus $44.1 million in 1996. This improvement was principally attributable to the performance of the newly acquired Sudbury subsidiaries. Gross profit as a percentage of sales for the six months ended June 30, 1997 was 13.3% compared to 15.9% for the corresponding period in 1996. This decrease is due primarily to continued higher than anticipated costs associated with new product launches at the Company's lost foam aluminum castings facility, the effect of the Chrysler and General Motors strikes on capacity utilization and underutilized capacity at certain other domestic foundries. In addition, the Sudbury subsidiaries in the aggregate generate lower margins than pre-acquisition Intermet subsidiaries as a whole. Gross margins for the second quarter of 1996 were higher because this period was the last quarter before the significant production launch at the lost foam aluminum plant and the last quarter in which the Ford F-150 I-beam program was produced at the Ironton facility.

     Selling, general and administrative expenses as a percentage of sales for the six month periods ending June 30, 1997 and 1996 remained constant at 3.5%.

     Interest expense increased to $6.1 million for the six months ended June 30, 1997 from $1.4 million for the same period in 1996. This was a result of an increase in borrowings that were used principally to finance the Sudbury Acquisition and, to a lesser extent, to fund accounts receivable.

1996 COMPARED TO 1995

     Sales in 1996 were $7.3 million (1%) lower than in 1995 reflecting the loss of sales from certain divested businesses (about $30 million), the phase out of the Ford F-150 I-beam program without replacement and unfavorable foreign exchange rates. Despite these adverse situations, sales increased by approximately 6% for plants operating in both years as a result of the relatively stable economic conditions in the automotive market and strong demand on some of the platforms in that market. Sales of aluminum castings were lower than expected with the high proportion of development products lowering the productive capacity of the production line.

     Gross profit decreased $6.6 million in 1996 over 1995 with a corresponding decline in the consolidated gross margin from 15.6% of sales in 1995 to 14.6% in 1996. Margins remained constant or improved at most plants; however, a reduction in gross margin was experienced at one plant due to the effect of high fixed costs and the phase out of the F-150 I-beam program. Margin was further eroded by the intense development efforts and building expansion at the Company's lost foam aluminum castings facility.

     Selling, general and administrative expenses of $21.8 million were reduced by $9.8 million from 1995 levels as a result of the full year impact of decentralization of corporate functions in 1995 as well as further cost reductions and process improvements put in place in 1996. Additionally, 1995 also included a one-time charge for the relocation of the corporate offices from Atlanta to Detroit.

     Operating profit improved $3.3 million (6%) to $56.1 million in 1996 versus $52.8 million in 1995. Amounts in 1996 include expenses related to acquisition investigation of $0.6 million.

     Interest expense for 1996 was less than half of the prior year levels due to lower average borrowings. For most of the year the Company was in a net debt free position having more cash on hand than outstanding fixed debt. In addition, interest income in 1996 of $1.4 million was $1.0 million greater than in 1995.

     The Company recorded a consolidated tax provision of $11.2 million in 1996. This amount is the net of statutory provisions less reduction in deferred valuation allowance and utilization of net operating losses ("NOLs") and credit carry forwards. Management of the Company believed that a consistent record of profitability had been established; and thus the Company recorded a reduction in the deferred tax valuation allowance of $11.5 million in accordance with generally accepted accounting principles. The Company was also able to utilize $2.1 million of NOLs and credit carry forwards. Management continues to pursue the strategies that would enable the Company to utilize deferred tax assets that are fully reserved at December 31, 1996.

1995 COMPARED TO 1994

     Sales in 1995 were $40.5 million (8%) higher than in 1994 and reflected the relatively strong economy in North America, the strengthening economy in Europe and favorable exchange rate changes. The Company utilized the additional capacity gained earlier in the year by going to three-shift foundry operation as well as the new production line which had started up at the Company's New River foundry in late 1994 to meet customer demand. This increase occurred despite the decline in sales resulting from the sale of two businesses. Sales increased 13% for plants operating in both years, although the automotive market was weaker in 1995 compared to 1994.

     Gross profit increased $42.0 million in 1995 over 1994. The consolidated gross margin also improved substantially, rising to 15.6% of sales in 1995 from 8.5% in 1994 (10.3% exclusive of fourth quarter 1994 adjustments of $8.9 million for equipment write-downs and write-off of goodwill related to a 1992 acquisition). Margins improved at all foundry operations in the Company, especially the Company's New River foundry in Virginia. This improvement stemmed from operational improvements and focused cost reduction programs addressing yield rates, scrap, and procurement procedures.

     Selling, general and administrative expenses were $31.6 million in 1995 compared to $40.7 million in 1994. The majority of previously performed corporate functions were decentralized or eliminated during 1995.

     Expenses were lowered $5.8 million from reduction in staffing and targeted corporate cost reduction programs despite the one-time expense of relocating the corporate offices from Atlanta to Detroit. The remaining decline in operating expense resulted from the fourth quarter 1994 charge of $7.3 million for retirement payments for the Company's former Chairman and Vice-Chairman; severance pay and benefits for planned terminations due to a reorganization; and a joint venture write-off.

     The reorganization efforts allowed the Company to post much stronger profit levels in 1995. Operating profit improved to $52.8 million versus the 1994 operating profit of $1.7 million ($18 million before the adjustments described above) despite the Company's purchasing and beginning operation of an aluminum castings business in fourth quarter 1995 and the unexpected costs of handling the proposed acquisition of the Company by G.W.M., Inc. and Kelso & Company, L.P ($0.6 million).

     Interest expense for 1995 was $0.5 million less than in the prior year, due to lower level of borrowings and decreasing interest rates toward the end of 1995. In addition, only $88,000 of interest was capitalized in 1995 versus the $0.7 million in capitalized interest in 1994 related to the New River foundry expansion.

     The Company recorded a consolidated income tax provision of $20.1 million in 1995, which reflects a return to profitable domestic operations after three years of losses. The consolidated tax rate was higher than the domestic income tax rates due to the higher foreign tax rates on related earnings. No United States federal income tax benefit related to prior consolidated domestic losses were recognized in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     For the first six months of 1997, net cash provided by operating activities was $20.6 million compared to $31.1 million for the same period in 1996. This difference is due primarily to a substantial increase in accounts receivable caused by increased sales. The Company's investing activities substantially increased and include a $36.0 million payment for costs related to the Sudbury Acquisition, as well as a $10.5 million increase in additions to property, plant and equipment. Financing activities also increased significantly, principally as a result of the increase in borrowings used to fund accounts receivable, and to finance additional Sudbury Acquisition costs.

     Cash and cash equivalents decreased to $7.4 million at June 30, 1997 from $23.5 million at December 31, 1996. The Company declared a cash dividend of $0.04 per share ($1.0 million in aggregate) for the holders of record on June 1, 1997.

     On December 21, 1996, the Company completed a cash tender offer for the outstanding stock of Sudbury. With the Company effectively owning 95.2% of Sudbury as of December 31, 1996, Sudbury was consolidated into the Company's December 31, 1996 balance sheets. The acquisition did not materially effect

Intermet's operations in 1996 and therefore was not consolidated into the Company's statement of operations. For the purposes of the following discussion, information will be segregated to illustrate the impact of the Sudbury Acquisition. Listed below are summarized balance sheet information as of December 31, 1996 for the Company (in millions of dollars).

                                                                             CONSOLIDATED
                                                 INTERMET               -----------------------
                                                PRE-SUDBURY   SUDBURY   ELIMINATIONS   INTERMET
                                                -----------   -------   ------------   --------
Assets:
  Current Assets..............................    $143.3      $ 86.6      $ (40.6)      $189.3
  Net Property, Plant and Equipment...........     142.7        80.1           --        222.8
  Other Assets................................      28.5        85.7           --        114.2
                                                  ------      ------      -------       ------
     Total....................................    $314.5      $252.4      $ (40.6)      $526.3
                                                  ======      ======      =======       ======
Liabilities & Equity:
  Current Liabilities.........................    $ 92.4      $ 80.4      $  (1.4)      $171.4
  Long Term Debt..............................      30.8         0.3        118.4        149.5
  Other Liabilities...........................      50.2        14.1           --         64.3
  Shareholders Equity.........................     141.1       157.6       (157.6)       141.1
                                                  ------      ------      -------       ------
     Total....................................    $314.5      $252.4      $ (40.6)      $526.3
                                                  ======      ======      =======       ======

     Certain additional balance sheet data is summarized below (in millions of dollars):

                                            AS OF DECEMBER 31       AS OF DECEMBER 31, 1996
                                         -----------------------   --------------------------
                                                                    INTERMET     CONSOLIDATED
                                          1993     1994    1995    PRE-SUDBURY     INTERMET
                                         ------   ------   -----   -----------   ------------
Funded debt............................  $106.6   $107.4   $35.3     $ 33.0         $162.0
Shareholders' equity...................    75.5     68.0    98.0      141.1          141.1
Net working capital....................    31.2     29.1    14.3       50.9           18.0

     Outstanding debt was reduced throughout 1996 to a low of $33.0 million before the Sudbury Acquisition. The Company through its improved operating results was in a net zero debt position until the last week in December. In November 1996, the Company made an investment in IWESA using internally generated funds. Capital expenditures in 1996 were slightly less than the level of depreciation. As a result, the Company improved its debt-to-capital ratio to 19% before rising to 53% at December 31, 1996 as a result of borrowing $118.0 million to fund a portion of the Sudbury Acquisition. An additional $36.0 million of borrowings were required in 1997 in connection with the acquisition.

     Shareholders' equity increased $17.7 million from $141.1 million at December 31, 1996 to $158.8 million at June 30, 1997, surpassing any previous level attained by the Company. The Company reinstituted a quarterly dividend mid-year at $0.04 per share.

     At June 30, 1997 the Company and its subsidiaries had approximately $45.9 million of unused borrowing capacity under its revolving credit facility.

     The Company also has recurring costs related to environmental concerns, particularly the management and disposition of waste (principally non-hazardous waste) generated as part of ongoing operations. In 1996 and 1995 such costs totaled approximately $9.0 million in each year. Although the Company continues to take various steps to control these costs, they are expected to increase in the future. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation and dust control equipment. Such expenditures were approximately $2.6 million in 1996 and $2.0 million in 1995. The Company expects to spend $5.8 million in capital in this area in 1997. The forward looking statement will be influenced by revenue increases and available engineering resources.

     All operating locations acquired by Sudbury since 1984 operate in a variety of locations where environmental situations could exist based on current or past operations. Certain operating and non-operating subsidiaries of Sudbury have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, Sudbury, with the assistance of environmental engineers and consultants, has accrued $3.4 million to cover estimated future environmental expenditures. Sudbury has initiated remedial action and/or preventative environmental projects that are intended to provide for the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or accrued at June 30, 1997.

     While the ultimate result of the above contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

                                    BUSINESS

GENERAL

     The Company is the largest independent producer of ductile iron castings in the world, specializing in the design and manufacture of complex, precision-engineered ductile and gray iron and aluminum cast products for the global light truck, passenger car and heavy duty vehicle markets. The Company's products include cast components used in vehicle axles, chassis, engines and transmissions. In addition, the Company provides a range of other products and services, including machining, to the automotive, industrial and appliance markets. In 1996, approximately 45% of the Company's pro forma sales were to the North American light truck market, 29% to the North American passenger car market, 11% to the European light and heavy duty vehicle markets and 15% to other markets, including the industrial and appliance markets. The Company provides cast products used by over 20 automobile original equipment manufacturers ("OEMs") and their leading suppliers throughout the world, including Chrysler, Ford, General Motors, BMW, Honda, ITT Automotive, Dana and Lucas/Varity. The Company's net sales in 1996 were $534 million and, pro forma with the Sudbury Acquisition, were $838 million. The Company's 1996 pro forma sales to the light truck and passenger car markets were approximately 43% to OEMs and 42% to Tier 1 OEM suppliers. In 1994, the Company launched efforts to improve operating efficiencies, enhance customer service and reduce administrative overhead, which contributed to a significant expansion of its operating profit margin from 0.3% in 1994 to 10.5% in 1996.

     The Company focuses on supplying precision cast products that require advanced technological and engineering expertise to a broad array of automotive and industrial customers. OEMs and, in turn, Tier 1 and Tier 2 OEM suppliers, are increasingly relying on their suppliers to design and engineer parts based on specific design parameters, including weight, size, cost and performance criteria, and to solve problems arising in the design and manufacturing process. The Company believes that it is well positioned to benefit from these trends by leveraging its broad range of full-service capabilities, including advanced design and engineering, casting, machining and sub-assembly.

     With a total casting capacity of 620,000 tons per year, the Company is the largest independent ductile iron foundry company in the world. The Company believes that the market for ferrous and non-ferrous castings is highly fragmented with approximately 3,000 suppliers in the United States alone. The Company believes that its strong reputation in the industry and leadership in its core markets position it to capitalize on domestic and international consolidation and OEM outsourcing trends. These trends are driven in part by the OEMs' strategy to lower costs and maintain quality by selectively awarding contracts to suppliers that have full-service capabilities and a significant global presence. Responding to these trends, the Company's Sudbury Acquisition significantly increased its ferrous casting capacity and expanded its capabilities by adding aluminum die casting. The Company's November 1996 investment in IWESA, a German-based precision machining company, further expanded its presence and machining capabilities in Europe.

INDUSTRY TRENDS

     The Company believes that a number of industry trends have had a positive impact on the cast products market generally and the ductile iron cast products market in particular. These trends include the following:

     Cast Products Market. The cast products market includes ductile, gray and high-alloy iron, aluminum, steel and various other metal castings used in numerous durable goods, each with different underlying properties. Casting parts are utilized generally because of their strength, durability and structural nature as a component part. The composition of the cast products market in the United States has undergone significant change over the past several decades. According to industry sources, while total ductile iron shipments have increased from 2.8% of total metalcast shipments in 1965 to 28% in 1996, the percentage of gray iron shipments has declined from 72.3% to 43% during the same period. The growth in the ductile iron market has been attributed to increased use of ductile iron as a result of its favorable properties which include its strength, ductility, and resistance to stress and mechanical shock. In contrast, the gray iron market has decreased because gray iron castings are being replaced by ductile iron and aluminum cast products; primarily in the automotive light truck and heavy truck markets. According to industry sources, the value of ductile iron shipments in 1996 was $3.9 billion, up 7.7% over 1995, largely as a result of the conversion of gray iron to ductile iron and growth in the automotive, light truck and heavy truck markets. Sales of aluminum cast products have increased similarly, driven by the need for lighter vehicle weight.

     Outsourcing. In the early 1980s, Ford, General Motors and Chrysler produced a substantial portion of their cast production requirements through captive foundries. Over the last several years, OEMs have increasingly outsourced their needs for cast products rather than producing those parts internally, often relying on suppliers to assist in the design and development of, and to manufacture, machine, assemble, test and deliver the component. Intermet and other companies have had a opportunity to benefit from the trend among OEMs to outsource cast parts.

     Foundry Consolidation. The number of ferrous foundries (ductile iron, gray iron, malleable iron and steel) in the United States has declined significantly from the late 1970's to approximately 3,000 today. The Company believes that consolidation will continue as smaller foundries find it more difficult to compete with larger professionally managed and better capitalized companies due to increased capital requirements and the cost of regulatory compliance.

     Automotive Supplier Consolidation. The automotive supply industry is experiencing a period of significant consolidation. To lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to provide design, engineering and program management capabilities and can meet cost, quality and delivery requirements. For suppliers such as the Company, this new environment provides an opportunity to grow by obtaining business previously provided by other non-full service suppliers and by acquiring suppliers that enhance product, manufacturing and service capabilities. OEMs rigorously evaluate suppliers on the basis of product quality, cost control, reliability of delivery, product design capability, financial strength, new technology implementation, quality and condition of facilities and overall management. Suppliers that obtain superior ratings are considered for sourcing new business. Although these new supplier policies have already resulted in significant consolidation of component suppliers in certain segments, the Company believes that consolidation will continue to provide attractive opportunities to acquire high-quality companies that complement its existing business.

     Global Sourcing. Regions such as Asia, Latin America and Eastern Europe are expected to experience significant growth in vehicle demand over the next ten years. OEMs are positioning themselves to reach these emerging markets in a cost-effective manner by seeking to design and produce "world cars" that can be designed in one vehicle center to a single global standard but produced and sold in different geographic markets, thereby allowing OEMs to reduce design costs, take advantage of low-cost manufacturing locations and improve product quality and consistency. OEMs increasingly are requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets.

     System/Modular Sourcing. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. A system is a group of component parts that operate together to provide a specific engineering driven functionality whereas a module is a group of systems and/or component parts representing a particular area within the vehicle, which are assembled and shipped to the OEM for installation in a vehicle as a unit. By outsourcing complete systems or modules, OEMs are able to reduce their costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to beginning production.

STRATEGY

     The Company's strategy is to maximize shareholder value and enhance profitability by leveraging its full-service capabilities, focus on value-added cast products, advanced design and engineering expertise and efficient manufacturing capabilities to meet customer needs in its core cast products business. Key elements of the Company's operating and growth strategies include:

  OPERATING STRATEGY

     Full-Service Supplier with Broad Metallurgical Capabilities. The Company is a full-service supplier at the component level with design, engineering, casting, machining and assembly capabilities. The Company's capabilities allow it to supply its customers with the full range of services that they may require, from initial design and engineering of the casting to final delivery, including machining and sub-assembly. In addition, the Company offers its customers diverse metallurgical capabilities that are among the most advanced in the industry, including ductile and gray iron casting, lost foam aluminum casting and aluminum and zinc die casting. The Company's machining operations offer CNC (computer-numerical-controlled) and dedicated/special machining capabilities. The Company believes the breadth and diversity of its capabilities distinguish the Company within its markets by positioning it to offer its customers low cost, high quality casting solutions utilizing alternative materials or processes. For example, the Company has developed customer applications using higher strength ductile iron materials to cost effectively convert certain forging applications to castings. Such development is supported by the Company's dedicated research foundry in Lynchburg, Virginia, which includes self-contained melting, molding and laboratory equipment and broad metallurgical, physical and chemical testing capabilities.

     Focus on Value-Added Cast Products. As part of its core business, the Company focuses on high value-added cast products. Specifically, an estimated 85% of the Company's cast products are incorporated as critical elements to axle, chassis, engine and transmission systems on vehicles. As such, the majority of these castings require advanced design, engineering and manufacturing expertise to ensure high-quality performance and reliability as they are often critical to controlling key power and safety-related functions of a vehicle. The Company believes that its focus on high value-added cast products distinguishes it in the foundry industry.

     Advanced Design and Engineering Capabilities. The Company believes it is one of the few independent foundry companies fully capable of designing and engineering products based on customer specifications. The Company's advanced capabilities include finite element analysis, design optimization, prototyping, modeling enhancements and testing. The Company uses three-dimensional solid modeling software in conjunction with rapid prototype development, among other advanced computer-aided design techniques, to assist its customers in the initial stages of product design and prototype creation. These techniques greatly enhance the Company's design flexibility and, depending on the complexity of the products, can substantially reduce the time required to produce sample castings. The Company's goal is to continually improve product quality and performance and to reduce costs by offering new product solutions that reduce weight, use alternative materials or incorporate more efficient manufacturing processes. The Company's product and manufacturing process development work has included the development of new products and processes that can broaden the Company's overall product offerings and capabilities as well as cost-effectively substitute for existing products and manufacturing processes. The Company believes that its advanced design and engineering capabilities serve as a significant competitive advantage as its customers continue to outsource these critical activities to their suppliers.

     Efficient, High Quality Manufacturing. In response to OEMs' increasingly stringent demands, the Company has implemented manufacturing practices designed to maximize product quality and timeliness of delivery while reducing waste and inefficiency. The Company continuously explores methods to improve its manufacturing efficiencies by utilizing modern and cost efficient equipment, manufacturing processes and castings support systems. The Company conducts extensive development programs that focus on creating new manufacturing processes designed to lower costs and improve quality. As a result of its efforts to improve manufacturing efficiencies, the Company has reduced break-even operating levels of its production casting facilities that the Company has operated since 1994 by approximately 15% from that time to the present. The Company believes that it enjoys a reputation for quality products and maintains high quality standards and procedures, including manufacturing control plans, change management, problem solving and root cause analysis and advanced product quality planning. The Company also uses advanced electronic equipment to continuously test and monitor its manufacturing processes to maintain the quality and performance of its products. As evidence of its commitment to quality, nine of the Company's ten foundries that supply the automotive industry are QS-9000 or ISO 9000 certified, with the remaining foundry scheduled to complete the QS-9000 certification process by the end of 1997.

  GROWTH STRATEGY

     Internal Growth. The Company's internal growth strategy is focused on (i) increasing customer and market penetration of its products by leveraging its strong relationships with existing customers and (ii) continually seeking new customers and markets while developing new product applications in its core cast products business. The Company uses cross-functional teams, including engineering, sales, quality assurance and manufacturing personnel, that focus on specific customer requirements at all phases of the product development cycle, from component design and development to manufacture and delivery. Through collaborative relationships with its customers, the Company has been able to identify new business opportunities as well as anticipate and react on a timely basis to customer needs and problems. The Company believes these relationships, combined with the trend among OEMs to downsize their in-house foundry operations and increase outsourcing, have resulted in opportunities for growth.

     Global Expansion Through Strategic Acquisitions and Alliances. Strategic acquisitions and alliances have been, and management believes will continue to be, an important element in the Company's worldwide growth and in its efforts to capitalize on the consolidation and outsourcing trends in its markets. Specifically, the Company will seek acquisitions and alliances that complement its existing products and processes, strengthen its technological capabilities and customer relationships and provide the Company with growth opportunities in new product and geographic markets, as recently demonstrated by the Sudbury Acquisition and the Company's investment in IWESA. The Company's goal is to expand and enhance its manufacturing and support services while increasing shareholder value by acquiring additional manufacturing facilities and by entering into joint ventures and partnerships in North America, Europe, Latin America and other international markets. In pursuing its acquisition strategy to expand its presence in its core cast products business, the Company has acquired, and expects it may acquire in the future, collateral non-core businesses. The Company will continue to review non-core businesses for strategic fit and possible divestiture.

     In November 1996, the Company purchased a 49% minority interest in IWESA and made certain capital contributions in IWESA. During the second quarter of 1997, the Company's ownership interest in IWESA increased from 49% to 72%. The Company expects to make additional capital contributions to IWESA. Consistent with the Company's desire to focus on its core cast products business, the Company believes its majority control of IWESA is likely to be temporary and the Company intends to return to a minority position.

     In October 1996, the Company reached an agreement in principle to purchase a 50% ownership interest in Polcast Sp. zo.o, a ferrous castings foundry located in Poland that currently generates a volume of approximately 10,000 metric tons annually. The Company and the existing shareholders of Polcast have not executed definitive documentation regarding such proposed purchase, and there can be no assurance that such definitive documentation will be executed or that, if executed, the terms will be the same as those contemplated by the agreement in principle.

PRODUCTS

     The Company focuses on value-added cast products that it supplies to the automotive, industrial and appliance markets. In 1996, approximately 85% of the Company's pro forma sales were attributable to the automotive market. Within this market its products generally fall into four major categories including:
(i) engine components such as aluminum intake manifolds, camshafts, crankshafts and bedplates; (ii) transmission components such as differential cases, pump bodies and drums; (iii) chassis components such as steering gear housings, brake housings and supports, steering knuckles, spindle carriers, damper forks and lower control arms; and (iv) axle components such as differential cases and carriers, bearing caps, hubs, spring seats and driveline yolks. The Company also manufactures a variety of products for the industrial and appliance markets. In 1996, approximately 15% of the Company's pro forma sales were attributable to the industrial and appliance markets.

CUSTOMERS AND MARKETING

     During 1996, 1995 and 1994, direct sales to Chrysler accounted for 23%, 20% and 23%, respectively, of the Company's sales; direct sales to Ford accounted for 19%, 18% and 23%, respectively, of the Company's sales; and direct sales to General Motors accounted for 12%, 18% and 14%, respectively, of the Company's sales. The loss of any of these customers or a substantial reduction in their purchases from the Company would have a material adverse effect on the Company. The Company's six largest customers accounted for approximately 72%, 77% and 79% of the Company's consolidated net sales during 1996, 1995 and 1994, respectively.

     The following table sets forth information regarding the percentage of sales by the Company to customers in these markets during 1996, 1995 and 1994.

                                                                                       PRO
                                                                                      FORMA
                                                                   1994       1995    1996
                                                                   ----       ----    -----
North American passenger cars and light trucks..............        76%        76%      74%
North American industrial...................................         9          7       15
European passenger cars and light trucks....................        15         17       11
                                                                   ---        ---      ---
     Total Sales............................................       100%       100%     100%
                                                                   ===        ===      ===

     In 1996 reported sales of the Company included 458,000 tons of casting shipments, compared to 445,000 tons in 1995 and 419,000 tons in 1994. The Company's foundries operated at 87% of average annual capacity in 1996 compared to 89% during 1995, and 99% during 1994. The Company's overall capacity varies depending on shift configuration, manufacturing processes and other factors. Since 1994, the Company has increasingly focused on maximizing its available foundry capacity.

     The Company, directly or through Tier 1 and Tier 2 suppliers, currently supplies its cast products to over 20 automotive OEMs. As a result, the Company's cast products are included on more than 200 vehicle models. The following table presents an overview of certain key platforms for which the Company supplies products:

  CUSTOMER/PLATFORM                   MODEL
  -----------------                   -----
Light Trucks/Vans
  Chrysler NS-Van.....       Chrysler Minivans
  Ford ECONOLINE......       Econoline Van
  Ford UN105..........       Explorer
  Ford F-Series.......       F-150, 250, 350
  GM T400/S/T
     Pickup...........       GM 1500, 2500, S10
  Chrysler ZJ/WJ......       Grand Cherokee
  Chrysler T300.......       Ram Pickup

Passenger Cars
  Toyota
     CAMRY/AVALON.....       Camry/Avalon
  Honda CIVIC.........       Civic
  Ford CDW27..........       Contour/Mystique
  Opel................       Kadett/Astra
  CRONOS/CAPELLA......       Mazda MX6/626
  Chrysler PL.........       Neon
  GM W................       Regal/Lumina/Grand Prix
  Chrysler JA.........       Stratus/Cirrus/Breeze
  Ford DN101..........       Taurus/Sable

     The Company primarily markets its products through its own sales and customer service staff, except in Europe and certain locations in the United States where it also uses independent sales representatives. The

Company maintains its principal sales office in Michigan. The Company produces principally to customer order and does not maintain any significant inventory of finished goods not on order.

     The Company provides production and technical training to its sales staff. This technical background enables the sales staff to act as an effective liaison between customers and the Company's production personnel and permits the Company to offer customer assistance at the design stage of major casting programs. The Company also employs quality assurance representatives and engineers who work with customers' manufacturing personnel to detect and avoid potential problems and to develop new product opportunities for the Company. In addition to working with customer purchasing personnel, the Company's sales engineers frequently work closely with design engineers and other technical staff.

     The Company has had a long-standing quality assurance program and is committed to maintaining its reputation for high quality products and timely delivery. All but one of the Company's foundry facilities that supply the automotive industry have QS-9000 certification or are ISO 9000 certified and the remaining foundry is scheduled to complete the certification process by the end of 1997. Many of the Company's facilities have received quality awards, including Pentastar, Q-1 and Targets of Excellence.

DESIGN AND ENGINEERING SUPPORT

     The Company believes it is one of the few independent foundry companies fully capable of designing and engineering products based on customer specifications. The Company's advanced capabilities include finite element analysis, design optimization, prototyping, modeling enhancements and testing. The Company uses three-dimensional solid modeling software in conjunction with rapid prototype development, among other advanced computer-aided design techniques, to assist its customers in the initial stages of product design and prototype creation. These techniques greatly enhance the Company's design flexibility and, depending on the complexity of the products, can substantially reduce the time required to produce sample castings. The Company's goal is to continually improve product quality and performance and to reduce costs by offering new product solutions that reduce weight, use alternative materials or incorporate more efficient manufacturing processes. The Company's product and manufacturing process development work has included the development of new products and processes that can broaden the Company's overall product offerings and capabilities as well as cost-effectively substitute for existing products and manufacturing processes. The Company believes that its advanced design and engineering capabilities serve as a significant competitive advantage as its customers continue to outsource these critical activities to their suppliers.

MANUFACTURING AND MACHINING

     The Company produces ductile and gray iron castings, as well as aluminum castings. Gray iron, the oldest and most widely used cast iron, is readily cast into intricate shapes that are easily machinable and wear resistant. Ductile iron has greater strength and elasticity than gray iron, and its use as a higher strength substitute for gray iron and a lower-cost substitute for steel has grown steadily, while aluminum brings a lower weight alternative. For the years ended December 31, 1996, 1995 and 1994, sales of ductile iron castings represented 87%, 92% and 89%, and sales of gray iron represented 10%, 8% and 11%, respectively, of the Company's total sales (in dollars) of castings, the balance being aluminum castings in 1996. The Company's castings range in size from small pieces weighing less than one pound to castings weighing up to 125 pounds.

     The cast iron production process involves melting steel scrap and pig iron in cupola or electric furnaces, adding various alloys and pouring the molten metal into molds made primarily of sand. The molten metal solidifies and cools in the molds, and the molds are broken and removed. The lost foam aluminum casting process utilizes exact polystyrene foam replicas of the desired castings which are embedded in sand. The foam is evaporated by the hot metal and the casting is formed.

     Customers usually specify the properties their castings are to embody, such as hardness and strength, and the Company determines how best to meet those specifications. Constant testing and monitoring of the manufacturing process is necessary to maintain the quality and performance consistency of the castings. Electronic testing and monitoring equipment, including x-ray, cobalt gamma-ray, ultrasonic and magnetic-particle testing equipment, is used extensively in grading scrap metal, analyzing molten metal and testing castings. The Company also uses its testing equipment and procedures to provide particular tests requested by a customer for its castings.

     Many castings require machining (which may include drilling, threading or cutting operations) before they can be put to their ultimate use. Most customers provide their own machining for castings or have them machined by third parties. The Company operates a facility in Columbus, Georgia, where it machines castings produced by the Company and by others. The Company also currently owns a 72% interest in IWESA, a precision machining and engineering company in Saarbrucken, Germany, and a 35% interest in General Products Delaware Corporation, a machining and assembly company headquartered in Jackson, Michigan. The Company also contracts with other companies to machine castings it produces before shipment to customers.

     As a result of the Sudbury Acquisition, the Company also produces zinc and aluminum die castings, cantilevered and hydraulic articulating and telescoping truck-mounted cranes, tire handling equipment, specialty service vehicle truck bodies and precision machined components for the automotive, construction, utilities, tire service, railroad, forestry and municipalities industries. Sudbury's high volume precision machining operation principally produces small diameter shafts, spindles and spindle assemblies for the electric motor, electric hand tool and vehicular markets.

     In addition, Sudbury serves the automotive and appliance industries through the application of coatings to metal parts, components and other finished products. Powder coatings are used to enhance appearance and improve corrosion protection of parts and are applied with 95 - 98% efficiency. Powder coating's use of a dry paint process gives it environmental advantages over liquid painting processes by eliminating the use of solvents and the generation of air emissions. Sudbury's powder coating facilities have nine powder coating lines. These facilities also have the capability of cathodic electrodeposition coating of parts which is used primarily for anti-corrosion purposes.

RESEARCH AND DEVELOPMENT

     The Company conducts process and product development programs, principally at a separate research and development foundry located adjacent to the Archer Creek facility in Lynchburg, Virginia. Current research and testing projects encompass both new manufacturing processes and product development. The research foundry has a self-contained melting and molding facility with complete metallurgical, physical and chemical testing capabilities. The work on new manufacturing processes is focused on ways to lower costs and improve quality. Product development work includes projects to enhance existing iron castings, such as austempering, which enhances the strength of iron, as well as projects to develop new products, such as the conversion of forging applications to castings. Amounts directly expensed by Intermet for research and development totaled $1.0 million, $0.9 million and $1.5 million in 1996, 1995 and 1994, respectively.

COMPETITION

     The Company competes with many other foundries, both domestically and internationally. Some of these foundries are owned by major users of iron castings. For example, the three largest domestic automobile manufacturers, which are among the Company's largest customers, operate their own foundries and have greater financial resources than the Company. However, they also purchase a significant amount of castings from the Company and others, and there is a trend toward increased outsourcing by the domestic OEMs. Castings produced by the Company also compete to some degree with malleable iron castings, other metal castings and steel forgings.

     The machining industry is highly fragmented and competitive. As in the foundry industry, large purchasers of machined components often have significant in-house capabilities to perform their own machining work.

     The Company competes primarily on the basis of product quality, engineering, service and price. The Company emphasizes its ability to produce complex, precision-engineered products in order to compete for value-added castings that generally provide a higher profit margin.

RAW MATERIALS

     The primary raw material used by the Company to manufacture ferrous castings is steel scrap. The Company purchases steel scrap from numerous sources, generally regional scrap brokers, using a combination of spot market purchases and contract commitments. The Company has no long-term contractual commitments with any steel scrap supplier. The cost of steel scrap is subject to fluctuations, although the Company has contractual arrangements with many of its major customers allowing it to adjust its casting prices to reflect such fluctuations. In periods of rapidly rising steel scrap prices, these adjustments will lag the current market price for steel scrap. In producing aluminum castings, the primary raw material used by the Company is aluminum ingot. The cost of aluminum ingot is subject to fluctuations, but the Company does not anticipate any difficulty in obtaining aluminum ingot in the foreseeable future.

     The Company has contractual arrangements, which expire at various times through 1998, for the purchase of various materials, other than steel scrap, used in or during the manufacturing process. These contracts and the Company's overall level of purchases provide some protection against price increases. In most cases the Company does not have specific arrangements in place to adjust its casting prices for fluctuations in the prices of alloys and other materials.

CYCLICALITY AND SEASONALITY

     Although most of the Company's products are generally not affected by year-to-year automotive style changes, model changes may have a significant impact on sales. In addition, the inherent cyclicality of the automotive industry has affected the Company's sales and earnings during periods of slow economic growth or recession. The Company's third and fourth quarter sales are usually somewhat lower than first and second quarter sales due to plant closings by automakers for vacations and model changeovers. See "Risk Factors."

FACILITIES

     The Company currently owns, operates or has an ownership interest in nine operational ductile and gray iron foundries, one lost foam aluminum foundry, one aluminum and zinc die cast foundry and two research foundries. Most castings can be produced at more than one of the Company's foundries except that lost foam aluminum castings must be produced at Alexander City Casting and die castings must be produced at Cast-Matic. In addition, the Company machines and provides assemblies at one facility, performs various powder coating services at seven separate facilities, manufactures precision machined components at one facility and manufactures cantilevered cranes and specialty service vehicle truck bodies at another facility.

     The following table provides information about the manufacturing locations of the Company and the types of products produced at each location:

           NAME                         LOCATION                          TYPE OF PRODUCTS
           ----                         --------                          ----------------
Alexander City.............    Alexander City, Alabama        Aluminum castings
Archer Creek...............    Lynchburg, Virginia            Ductile iron castings
Ironton Iron...............    Ironton, Ohio                  Ductile iron castings
Columbus...................    Columbus, Georgia              Ductile iron castings
Radford Shell..............    Radford, Virginia              Ductile and gray iron castings
Columbus Neunkirchen.......    Neunkirchen, Germany           Ductile iron castings
New River..................    Radford, Virginia              Ductile iron castings
Northern Castings..........    Hibbing, Minnesota             Ductile iron castings
Wagner - Decatur...........    Decatur, Illinois              Ductile iron castings
Wagner - Havana............    Havana, Illinois               Ductile iron castings
Cast-Matic.................    Stevensville, Michigan         Aluminum and zinc die castings
Intermet Machining.........    Columbus, Georgia              Machined components and assemblies
Industrial Powder              Norwalk, Ohio (4 locations)    Custom powder coating
  Coatings.................    Louisville, Kentucky           Custom powder coating
                               Shelbyville, Kentucky          Custom powder coating
                               Monterrey, Mexico              Electrodeposition coating
Frisby P.M.C. .............    Elk Grove Village, Illinois    High precision machined components
Iowa Mold Tooling..........    Garner, Iowa                   Metal fabrication of truck mounted cranes
                                                              and specialty service vehicle truck
                                                              bodies

     The Company continually reviews the operation of its foundries and may from time to time close one or more foundries on a permanent or temporary basis due to its production needs and general business and economic conditions. A significant number of the assets of the Company's Pennsylvania foundry, which was idled in 1991, were transferred to other Company facilities or sold during the first six months of 1997. The Lower Basin foundry stopped pouring iron in 1993 and was closed completely in 1994.

     The Company's principal research foundry is located in Lynchburg, Virginia. The Company also currently owns a 72% interest in IWESA, a precision machining and engineering company in Saarbrucken, Germany; and a 35% interest in General Products Delaware Corporation, a machining and assembly company with facilities in Jackson, Michigan and Angola, Indiana.

     In addition, the Company leases certain executive, sales, and other administrative offices, located in Michigan, Georgia and Ontario, Canada.

     The only property of the Company which secures long-term indebtedness is the Neunkirchen, Germany foundry, which secures indebtedness with an aggregate outstanding principal balance at December 31, 1996 of DM 3.8 million ($2.4 million at the December 31, 1996 exchange rate). See Note 6 of Notes to the Consolidated Financial Statements appearing elsewhere in this Prospectus for additional information on secured debt.

EMPLOYEES

     At June 30, 1997, the Company employed approximately 6,400 persons, including approximately 5,700 in the United States. Of the persons employed in the United States, approximately 4,600 were hourly manufacturing personnel, and the remainder were clerical, sales and management personnel. The Company employed approximately 610 persons in Germany, approximately 520 of whom were hourly manufacturing personnel. The Company employed approximately 50 persons in Mexico, 40 of whom were hourly manufacturing personnel. The Company employed three salaried sales personnel in Canada. Most of the manufacturing personnel are represented by unions under collective bargaining agreements expiring at various times through the year 2000. Collective bargaining agreements covering approximately 1,000 hourly employees were ratified in 1997 prior to their expiration. Other collective bargaining agreements covering approximately 310 hourly employees are scheduled to expire in 1997. The Company anticipates that such collective bargaining agreements will be extended on or before the dates of their expiry.

     From time to time, the Company adjusts the size of its work force to meet fluctuations in production demands at various facilities and for other reasons. For example, the Company significantly reduced its salaried work force during 1995. During the past ten years the Company has not experienced any strike or work stoppage, other than a five-week strike by the 69 covered employees at the Hibbing, Minnesota plant during 1992. The Company believes that its relationship with its employees is satisfactory.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations, which are implemented principally by the United States Environmental Protection Agency and corresponding state agencies, govern the management of solid and hazardous waste, the discharge of pollutants into the air and into surface and ground waters, and the manufacture, treatment and disposal of hazardous and non-hazardous substances.

     Certain of the Company's operating units have been identified as potentially responsible parties in legal proceedings or otherwise notified that they may be liable for the cleanup of hazardous substances under federal "Superfund" and other environmental protection legislation. In addition, the Company and certain of its operating units are in the process of attempting to resolve certain known environmental matters with various third parties, including those arising in connection with the sale of certain business units by the Company and its present and former subsidiaries.

     The Company intends to utilize available legal defenses with respect to these sites at which environmental proceedings may be involved, to minimize the Company's financial exposure to such matters. The Company, with the assistance of environmental engineers and consultants, accrued as of June 30, 1997 a $5.4 million aggregate reserve to cover estimated known environmental conditions, including those arising from such proceedings. There could also exist, however, more extensive or unknown environmental conditions, including those arising at existing or previously owned business units.

     The Company also incurs recurring costs related to environmental matters, particularly the management and disposition of waste (principally non-hazardous) generated as part of its ongoing operations. Such costs totaled approximately $9.0 million in each of 1995 and 1996, and are expected to increase in 1997. In addition, a portion of the Company's capital expenditures are regularly incurred to limit or monitor pollution, principally for ventilation, dust control equipment and air pollution control. Such expenditures totaled approximately $2.0 million in 1995, $2.4 million in 1996 and are expected to total approximately $5.8 million in 1997. Operating expenses and capital expenditures for environmental and pollution control matters will be influenced by certain factors, including revenue increases and engineering resources.

     In addition to these recurring and anticipated expenditures, the 1990 amendments to the federal Clean Air Act are expected to have a major impact on the compliance costs of many U.S. companies, including foundries of the type owned by the Company. Until final regulations implementing those amendments are adopted by the federal and state governments, it is not possible to estimate such costs.

     The Company currently does not anticipate any environmental costs or liabilities that would have a material adverse effect on its operations. However, it cannot be assured that the Company's activities will not give rise to actions by governmental agencies or private parties which could cause the Company to incur fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses. Also, the Company's foundry capacity levels and increases therein are dependent upon the Company's ability to maintain, or obtain increases in such capacity levels in its permits for air emissions or water discharges. In the event the Company desires to increase its foundry capacity levels in the future, it cannot be assured that the Company will be able to obtain approvals of such increases under its applicable permits.

     Although the Company continues to assess the potential liability of its operating units for pending and anticipated legal proceedings, the ultimate liability for such environmental matters cannot be predicted with certainty and could exceed the Company's estimates.

LEGAL PROCEEDINGS

     With respect to the Company's Sudbury subsidiary, the Minnesota Pollution Control Agency ("MPCA") issued Metalcote Grease and Oil Company ("Metalcote"), a division of Western Capital Corporation which is a non-operating subsidiary of Sudbury, an order in April 1993 to investigate and take other corrective action at property Metalcote owned in St. Paul, Minnesota. This property was subsequently transferred to Randolph Capital Corporation, a subsidiary of Western Capital Corporation. Although Randolph Capital is currently contesting its responsibility for environmental conditions that allegedly exist at the property, Randolph Capital is cooperating with the MPCA and has retained legal counsel and environmental consultants to respond to the MPCA order. Such consultants conducted certain subsurface investigation in the Fall of 1996, and the results of such investigation were submitted to the MPCA. Randolph Capital also has submitted a claim under Minnesota Petroleum Tank Release Cleanup Act (the "Minnesota Act") for reimbursement of the costs of the investigation at the property, and may submit a claim for any future investigation or cleanup costs incurred at this property. Under the Minnesota Act, such claims are limited to $1 million per release and $2 million per facility. The Company has estimated the future costs related to this matter as part of its environmental reserves. Randolph Capital submitted a claim under the Minnesota Act for reimbursement of certain costs of investigation at this property incurred in 1996, which claim was paid to Randolph Capital in 1997. Randolph Capital may submit claims for any future investigation or cleanup costs incurred at the site, although it cannot be assured that such claims, if filed, will be paid. The actual future costs of such matters are uncertain and could differ from the Company's estimates. (See
Note 8 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus and "Environmental Matters" above).

     Consultants on behalf of Sudbury have also completed certain environmental investigations with respect to former operations by Metalcote at an adjacent site in St. Paul Minnesota. In 1995, a release of petroleum products was identified at the site and reported to the MPCA. In connection with the sale of this property to an unrelated third party, Randolph Capital removed all of the aboveground storage/processing tanks at the site and the MPCA issued a Voluntary Petroleum Investigation Cleanup liability protection letter to the buyer. In April and September 1996, environmental consultants for Randolph Capital completed certain further investigation with respect to former operations of the property. The MPCA has reviewed the April 1996 investigation results and is currently reviewing the September 1996 investigation results. The buyer of the former Metalcote property has also requested certain other investigation or remediation with respect to potential environmental issues at the property, and Randolph Capital's consultants and legal counsel are evaluating whether any additional investigation or remediation will be necessary. Randolph Capital may submit claims for any future investigation or cleanup costs incurred at the site, although it cannot be assured that such claims, if filed, will be paid. The actual future costs of such matters are uncertain and could differ from the Company's estimates (See Note 8 of Notes to the Consolidated Financial Statements included elsewhere in this Prospectus, and "Environmental Matters" above).

     The Company has entered into a consent order with the Office of the Ohio Attorney General, which was filed in Ohio State Court, with respect to certain past violations of Ohio water pollution laws and regulations by the Company's Ironton, Ohio foundry. The Attorney General's Office advised the Company that it could avoid litigation with respect to such violations by entering into this consent order. The consent order decrees that the Company reimburse the Attorney General's Office $13,000 for the costs of investigating this case. These costs were paid in July 1997. The Company expects to pay $272,103 in civil penalties in August 1997. These amounts have been fully accrued since 1995.

     The Company is also party to a number of other legal proceedings in the ordinary course of its business. Management of the Company presently does not believe there are any pending or threatened legal proceeding to which the Company is a party or of which any of its property is subject which will have a material adverse effect on the Company's consolidated financial position, results of operations and liquidity, as a whole.

                                   MANAGEMENT

     Set forth below is certain information regarding the executive officers of the Company:

          NAME (AGE)                                PRINCIPAL POSITION(S)
          ----------                                ---------------------
John Doddridge (56)...........    Chairman of the Board and Chief Executive Officer

Doretha J. Christoph (48).....    Vice President -- Finance, Treasurer, Chief Financial
                                  Officer and Secretary

John C. Engeswick (63)........    Vice President -- Technical Services

Daryl R. Marsh (59)...........    Group Vice President

David L. Neilson (52).........    Vice President -- Sales and Marketing

C. James Peterson (49)........    Vice President -- Foundry Operations

     Mr. Doddridge became Chairman of the Board and Chief Executive Officer in 1994. Mr. Doddridge was Vice Chairman and Chief Executive Officer of Magna International, Inc., a supplier of motor vehicle parts, from November 1992 until November 1994. From 1989 to 1992 he served as President of North American Operations of Dana Corporation, a motor vehicle parts manufacturer, and prior to that time he served as President of Hayes-Dana Inc., a subsidiary of Dana Corporation.

     Ms. Christoph became Vice President -- Finance in June 1995. In addition, she was named Chief Financial Officer in March 1996 and Secretary in January 1997. Prior to that time she served as Vice President and Director of Administration of LNP Engineering Plastics, a worldwide supplier of engineered plastics and a subsidiary of Kawasaki Steel Corporation, from November 1991 until May 1995. From 1989 to 1991, she served as Director of Finance for the Engineering Plastics Americas operation of ICI, plc.

     Mr. Engeswick became Vice President -- Technical Services in February 1995. Prior to that time he served as Vice President -- Quality Assurance for Intermet Foundries, Inc. (IFI), a former subsidiary of the Company, from 1988.

     Mr. Marsh became Group Vice President of the Company in January 1997. Prior to that he served as Vice President -- Machining Services from 1993. From 1969 through July 1993, Mr. Marsh was employed by Simpson Industries, Inc., most recently as Group Vice President, Transmission and Chassis Group.

     Mr. Neilson joined the Company in January 1997 as Vice President -- Sales and Marketing. He served as Vice President of Sales for North and South America for ITT Automotive from June 1993 to January 1997. From September 1992 to June 1993, he was Vice President of Sales and Marketing at Takata, Inc. He served as President of Sales at a subsidiary of Automotive Industries from December 1991 to June 1992.

     Mr. Peterson became Vice President -- Foundry Operations in February 1995. He served as Director of Manufacturing of IFI from 1993 to 1995. From 1985 to 1993, he was with Columbus Foundries, Inc., a subsidiary of the Company, most recently as General Manager.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 50 million shares of Common Stock, par value $0.10 per share. On June 30, 1997, the Company had issued and outstanding 25,225,374 shares of Common Stock and options to purchase 1,351,000 shares of Common Stock.

COMMON STOCK

     Dividends. The holders of Common Stock are entitled to dividends and other distributions as and when declared out of assets legally available therefor, subject to the dividend rights of any Preferred Stock that may be issued in the future.

     Voting Rights. The holders of Common Stock are entitled to one vote per share and to vote for directors on a noncumulative basis.

     Other Rights. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares. Upon liquidation, the holders of Common Stock are entitled to share equally in any distribution available to holders of Common Stock, subject to any rights of holders of Preferred Stock hereafter issued. The Common Stock is not subject to redemption. All outstanding shares are, and all shares of Common Stock offered by the Company hereby will be, duly authorized, validly issued, fully paid and nonassessable.

                              SELLING SHAREHOLDERS

     The table set forth below identifies the shareholders of the Company whose shares of Common Stock are included in the Offering (the "Selling Shareholders"), the number of shares held by such Selling Shareholders which are included in the Offering and the holdings of Common Stock of the Selling Shareholders both before and after giving effect to the Offering (assuming that the over-allotment option described below in "Underwriting" is not exercised and based on shareholdings as of July 31, 1997):

                                          NUMBER OF                        NUMBER OF       NUMBER OF
                                          SHARES OF     PERCENTAGE OF      SHARES OF       SHARES OF     PERCENTAGE OF
                                         COMMON STOCK   COMMON STOCK     COMMON STOCK     COMMON STOCK   COMMON STOCK
                                         HELD BEFORE     HELD BEFORE      INCLUDED IN      HELD AFTER     HELD AFTER
                                           OFFERING       OFFERING        OFFERING(1)       OFFERING       OFFERING
         SELLING SHAREHOLDER             ------------   -------------    ------------     ------------   -------------
George W. Mathews, Jr. ...............    3,509,074          13.9%         1,850,000       1,659,074          6.6%
The George W. Mathews, Jr. Charitable
  Remainder Trust created under
  agreement dated July 30, 1997.......      350,000           1.4            350,000               0          0.0
The Jane K. Mathews Charitable
  Remainder Trust created under
  agreement dated July 30, 1997.......      350,000           1.4            350,000               0          0.0
George W. Mathews, III................      533,550           2.1            225,000         308,550          1.2
Kathleen M. Hohlstein(2)..............      535,980           2.1            225,000         310,980          1.2
                                          ---------           ---          ---------       ---------           --
      Total:..........................    5,278,604          20.9%         3,000,000       2,278,604          9.0%
                                          =========           ===          =========       =========           ==

-------------------------
(1) If the Underwriter's over-allotment option is exercised in full, each of the following Selling Shareholders will sell that number of additional shares of Common Stock as follows: George W. Mathews, Jr., 362,000; George W. Mathews III, 44,000; Kathleen M. Hohlstein, 44,000.

(2) Does not include the 350,000 shares shown in the table as being owned by the Charitable Remainder Trust of George W. Mathews, Jr., for which the trustee is Mrs. Hohlstein's spouse, Christopher D. Hohlstein.

     George W. Mathews, Jr. has been a director of the Company and its predecessor since 1971, was the founder of the Company and served as its Chairman of the Board, Chief Executive Officer and President from

1971 until October 1994. Mr. Mathews retired as an officer and employee of the Company in December 1994 but has remained on the Board of Directors of the Company since that time.

     The other Selling Shareholders consist of Mr. Mathews' wife, son, daughter and charitable remainder trusts established by Mr. Mathews and his wife.

     In October 1995, G.W.M., Inc., a corporation controlled by George W. Mathews, Jr., and Kelso & Company, L.P. made an unsolicited offer to purchase all of the shares of Common Stock of the Company for $13.50 per share. Following such offer, Brickell Partners, a Florida partnership, filed a Complaint on October 6, 1995 in the Superior Court of Fulton County, Georgia against each then-existing director of the Company other than George W. Mathews, Jr. This complaint, brought on behalf of the plaintiff and purportedly the public stockholders of the Company, as a class, among other things alleged that the named directors breached their fiduciary duties by failing to properly consider such offer. On April 24, 1996, a Stipulation of Dismissal Without Prejudice was filed in connection with such litigation. Neither the Company nor its directors were required to pay any damages, legal fees, or any other costs to the plaintiff. In addition, neither the Company nor its directors have paid or agreed to pay any damages, legal fees or other costs to the plaintiff.

                                  UNDERWRITING

     The Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms of an underwriting agreement (the "Underwriting Agreement"), to purchase from the Selling Shareholders and the Selling Shareholders have agreed to sell to the Underwriters, 3,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                        UNDERWRITERS                            NUMBER OF SHARES
                        ------------                            ----------------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Prudential Securities Incorporated..........................
Interstate/Johnson Lane Corporation.........................
                                                                   ---------
     Total..................................................       3,000,000
                                                                   =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares of Common Stock are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all of the shares of Common Stock (other than those covered by the over-allotment option described below).

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the Public at the Price to the Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
of $     per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession of $
per share of Common Stock to other dealers, and the Price to the Public and their selling terms may be changed by the Underwriters after the initial offering.

     Pursuant to the Underwriting Agreement, certain of the Selling Shareholders (excluding only the Selling Shareholders which are charitable remainder trusts) have granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of the Underwriting Agreement, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, solely to cover over-allotments. See "Selling Shareholders."

     In the Underwriting Agreement, the Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     John B. Ellis, a director of the Company, is a director of Interstate/Johnson Lane, Inc., the parent company of Interstate/Johnson Lane Corporation.

     Prior to the Offering (based on shares held as of July 25, 1997), The Prudential Insurance Company of America ("Prudential Insurance"), the sole owner of Prudential Securities Incorporated, beneficially owned 2,517,813 shares (10.0%) of the outstanding Common Stock of the Company.

     In addition, Prudential Insurance has purchased and currently holds an aggregate of $25,000,000 of 8.05% Senior Notes due December 11, 2002, issued by the Company on December 11, 1992. Such Senior Notes are expected to remain outstanding immediately following the Offering.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby will be passed upon by Dickinson, Wright, Moon, Van Dusen & Freeman, Detroit, Michigan. Certain legal matters in connection with the offering of the Company's Common Stock will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Intermet Corporation incorporated by reference and included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                INDEMNIFICATION

     The Company's Amended and Restated Articles of Incorporation provide that, subject to Georgia law, a director shall not be personally liable to the corporation or its shareholders or any other person for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law permits the Articles of Incorporation to include a provision eliminating the liability of a director for monetary damages for breach of duty of care or any other duty owed to the corporation as a director except for liability: (a) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper benefit.

     Articles VII of the Bylaws of the Company authorize indemnification of the Company's officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of his being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to a criminal matter, he did not have reasonable cause to believe that his conduct was unlawful. No officer or director who has been adjudged liable for negligence or misconduct in the performance of his corporate duties is entitled to indemnification, unless and except to the extent that the court reaching such a determination of liability, in view of all the relevant circumstances, shall also determine that despite such liability such person is fairly and reasonably entitled to indemnification.

     Any officer or director who has been wholly successful on the merits or otherwise in an action or proceeding in his official capacity is entitled to indemnification by the Company as of right. All other determinations in respect of indemnification shall be made by either: (a) if there are two or more disinterested directors a majority vote of a quorum of disinterested directors;
(b) special legal counsel selected in accordance with Georgia law; or (c) the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

     In the event any payments are made to an officer or director by way of indemnity, other than by court order, action of the shareholders or by an insurance carrier, the Company must notify the shareholders of the Company of such payment and all relevant details not later than the next annual meeting of the shareholders unless such meeting is within 3 months from the date of such payment and in no event later than 15 months after the date of such payment.

     The provisions of the Company's Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

     The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above under "Indemnification" above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                         INDEX TO FINANCIAL STATEMENTS

INTERMET CORPORATION

                                                                PAGE
                                                                ----
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors..............................     F-2
Consolidated Statements of Operations for the Three Years
  Ended December 31, 1996...................................     F-3
Consolidated Balance Sheets at December 31, 1996 and 1995...     F-4
Consolidated Statements of Cash Flows for the Three Years
  Ended December 31, 1996...................................     F-5
Consolidated Statements of Shareholders' Equity for the
  Three Years Ended December 31, 1996.......................     F-6
Notes to Consolidated Financial Statements..................     F-7
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (UNAUDITED)
Interim Condensed Consolidated Statements of Income for the
  Three and Six Month Periods Ended June 30, 1997 and June
  30, 1996..................................................    F-20
Interim Condensed Consolidated Balance Sheets at June 30,
  1997 and December 31, 1996................................    F-21
Interim Condensed Consolidated Statements of Cash Flows for
  the Three and Six Month Periods Ended June 30, 1997 and
  June 30, 1996.............................................    F-23
Notes to Interim Condensed Consolidated Financial
  Statements................................................    F-24

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Intermet Corporation

     We have audited the accompanying consolidated balance sheets of Intermet Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intermet Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Detroit, Michigan
January 30, 1997

                              INTERMET CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1996        1995        1994
                                                                --------    --------    --------
                                                                   (IN THOUSANDS OF DOLLARS,
                                                                     EXCEPT PER SHARE DATA)
Net sales...................................................    $534,478    $541,749    $501,269
Cost of sales...............................................     456,618     457,337     458,823
                                                                --------    --------    --------
Gross profit................................................      77,860      84,412      42,446
Operating expenses:
  Selling...................................................       3,646       4,957       5,520
  General and administrative................................      18,111      26,640      35,198
                                                                --------    --------    --------
Operating profit............................................      56,103      52,815       1,728
Other income and expenses:
  Interest income...........................................       1,403         382         149
  Interest expense..........................................      (3,056)     (6,461)     (6,952)
  Other, net................................................        (128)     (1,216)        (14)
                                                                --------    --------    --------
                                                                  (1,781)     (7,295)     (6,817)
                                                                --------    --------    --------
Income (loss) before income taxes...........................      54,322      45,520      (5,089)
Provision for income taxes..................................      11,169      20,125       5,896
                                                                --------    --------    --------
Net income (loss)...........................................    $ 43,153    $ 25,395    $(10,985)
                                                                ========    ========    ========
Income (loss) per common share -- primary...................    $   1.69    $   1.02    $   (.45)
                                                                ========    ========    ========

                            See accompanying notes.

                              INTERMET CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                1996            1995
                                                              ---------       ---------
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 23,485        $ 11,173
  Accounts receivable:
    Trade, less allowance for doubtful accounts of $949 in
     1996 and $1,267 in 1995................................     87,049          49,814
  Other.....................................................      4,642           5,298
                                                               --------        --------
                                                                 91,691          55,112
Inventories:
  Finished goods............................................     13,530           5,616
  Work in process...........................................     13,408           3,989
  Raw materials.............................................     11,679           3,975
  Supplies and patterns.....................................     17,430          15,575
                                                               --------        --------
                                                                 56,047          29,155
  Deferred income tax.......................................     13,242           3,774
  Other current assets......................................      4,829           3,858
                                                               --------        --------
         Total current assets...............................    189,294         103,072
Property, plant and equipment, at cost:
  Land......................................................      5,260           3,585
  Buildings and improvements................................     88,459          77,649
  Machinery and equipment...................................    335,003         254,140
  Construction in progress..................................      7,982           8,914
                                                               --------        --------
                                                                436,704         344,288
Less:
  Foreign industrial development grants, net of
    amortization............................................      4,804           5,469
  Accumulated depreciation and amortization.................    209,118         189,625
                                                               --------        --------
  Net property, plant and equipment.........................    222,782         149,194
  Goodwill, net of amortization.............................     88,223           6,090
  Other noncurrent assets...................................     26,013          15,715
                                                               --------        --------
                                                               $526,312        $274,071
                                                               ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 54,721        $ 28,640
  Accrued wages, severance and benefits.....................     26,697          19,432
  Accrued Sudbury acquisition costs.........................     37,299              --
  Accrued restructuring costs...............................      3,402           7,334
  Income taxes payable......................................     15,198          16,000
  Other accrued liabilities.................................     21,375          14,750
  Long-term debt due within one year........................     12,676           2,596
                                                               --------        --------
         Total current liabilities..........................    171,368          88,752
Noncurrent liabilities:
  Long-term debt due after one year.........................    149,477          32,675
  Retirement benefits.......................................     53,421          46,067
  Other noncurrent liabilities..............................      8,107           5,712
                                                               --------        --------
         Total noncurrent liabilities.......................    211,005          84,454
Minority interest...........................................      2,837           2,837
Shareholders' equity:
  Preferred stock; 5,000,000 shares authorized; none issued
  Common stock, $.10 par value; 50,000,000 shares
    authorized; 25,165,374 and 25,050,374 shares issued in
    1996 and 1995, respectively.............................      2,517           2,505
  Capital in excess of par value............................     57,308          56,431
  Retained earnings.........................................     78,267          37,125
  Accumulated translation adjustments.......................      3,548           3,765
  Minimum pension liability adjustment......................       (485)         (1,636)
  Unearned restricted stock.................................        (53)           (162)
                                                               --------        --------
         Total shareholders' equity.........................    141,102          98,028
                                                               --------        --------
                                                               $526,312        $274,071
                                                               ========        ========

                            See accompanying notes.

                              INTERMET CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996        1995       1994
                                                              ---------   --------   --------
                                                                 (IN THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net income (loss)...........................................  $  43,153   $ 25,395   $(10,985)
Adjustments to reconcile net income (loss) to cash provided
  by operating activities:
  Depreciation and amortization.............................     26,853     28,115     29,035
  Loss on sale of subsidiaries..............................         --      1,272         --
  Write down equipment and goodwill.........................         --         --      8,945
  Write off investment in joint venture.....................         --         --      2,001
  Loss on sale of assets, other.............................        552        219         26
  Deferred income taxes.....................................     (6,364)     3,234       (800)
  Changes in operating assets and liabilities excluding the
     effects of acquisitions and dispositions:
     Accounts receivable....................................        279     13,474    (18,877)
     Inventories............................................     (5,225)     1,533      5,204
     Accounts payable and accrued liabilities...............      5,133     (2,586)    12,521
     Other assets and liabilities...........................      6,750     12,615        565
                                                              ---------   --------   --------
Cash provided by operating activities.......................     71,131     83,271     27,635
INVESTING ACTIVITIES
Additions to property, plant and equipment..................    (26,025)   (24,442)   (24,873)
Purchase of Alexander City Castings.........................         --     (2,704)        --
Purchase of Sudbury, net of cash acquired...................   (146,676)        --         --
Purchase of minority interest in IWESA......................     (6,780)        --         --
Proceeds from sales of plant, property & equipment..........      3,516      4,462        965
Proceeds from sale of subsidiaries..........................         --      9,750         --
Other, net..................................................       (105)    (3,759)      (833)
                                                              ---------   --------   --------
Cash used in investing activities...........................   (176,070)   (16,693)   (24,741)
FINANCING ACTIVITIES
Increase in revolving credit facility.......................    118,400         --      5,203
Reduction in debt...........................................     (2,337)   (64,159)    (5,197)
Issuance of common stock....................................        889        903        127
Dividends paid..............................................     (2,011)        --         --
Net decrease in note payable................................         --     (7,656)        --
Other, net..................................................         --         --        (30)
                                                              ---------   --------   --------
Cash provided by (used in) financing activities.............    114,941    (70,912)       103
Effect of exchange rate changes on cash.....................      2,310      1,789       (519)
                                                              ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........     12,312     (2,545)     2,478
Cash and cash equivalents at beginning of year..............     11,173     13,718     11,240
                                                              ---------   --------   --------
Cash and cash equivalents at end of year....................  $  23,485   $ 11,173   $ 13,718
                                                              =========   ========   ========

                            See accompanying notes.

                              INTERMET CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   YEARS ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1996       1995       1994
                                                                --------    -------    -------
                                                                  (IN THOUSANDS OF DOLLARS)
COMMON STOCK
Beginning balance...........................................    $  2,505    $ 2,464    $ 2,457
Exercise of options to purchase 114,500; 124,500 and 22,500
  shares of common stock in 1996, 1995 and 1994,
  respectively..............................................          12         12          2
Exercise of options purchased with common stock.............          --         (2)        --
Issuance of 310,000 shares of common stock..................          --         31         --
Issuance of 50,000 shares of common stock...................          --         --          5
                                                                --------    -------    -------
Ending balance..............................................       2,517      2,505      2,464
CAPITAL IN EXCESS OF PAR VALUE
Beginning balance...........................................      56,431     52,150     51,742
Exercise of options to purchase 114,500; 124,500 and 22,500
  shares of common stock in 1996, 1995 and 1994,
  respectively..............................................         877        891        125
Exercise of options purchased with common stock.............          --       (265)        --
Issuance of 310,000 shares of common stock..................          --      3,655         --
Issuance of 50,000 shares of common stock...................          --         --        283
                                                                --------    -------    -------
Ending balance..............................................      57,308     56,431     52,150
RETAINED EARNINGS
Beginning balance...........................................      37,125     11,730     22,715
Net income (loss)...........................................      43,153     25,395    (10,985)
Cash dividends..............................................      (2,011)        --         --
                                                                --------    -------    -------
Ending balance..............................................      78,267     37,125     11,730
ACCUMULATED TRANSLATION ADJUSTMENTS
Beginning balance...........................................       3,765      2,959      1,499
Translation adjustments.....................................        (344)     1,321      2,640
Related income tax effect...................................         127       (515)    (1,180)
                                                                --------    -------    -------
Ending balance..............................................       3,548      3,765      2,959
MINIMUM PENSION LIABILITY ADJUSTMENT
Beginning balance...........................................      (1,636)    (1,164)    (2,881)
Adjustment..................................................       1,887       (774)     2,815
Related income tax effect...................................        (736)       302     (1,098)
                                                                --------    -------    -------
Ending balance..............................................        (485)    (1,636)    (1,164)
UNEARNED RESTRICTED STOCK
Beginning balance...........................................        (162)      (168)        --
Issuance of 10,000 and 50,000 shares of common stock in 1995
  and 1994, respectively....................................          --        (86)      (173)
Amortization................................................         109         92          5
                                                                --------    -------    -------
Ending balance..............................................         (53)      (162)      (168)
                                                                --------    -------    -------
Total shareholders' equity..................................    $141,102    $98,028    $67,971
                                                                ========    =======    =======

                            See accompanying notes.

                              INTERMET CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying consolidated financial statements, presented in conformity with generally accepted accounting principles (GAAP), include the accounts of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates

     The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method as to 40% and 17% of the December 31, 1996 and 1995 inventories, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out (FIFO) method. The specific identification method is used for pattern inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,310,000 and $1,504,000 at December 31, 1996 and 1995, respectively.

     Property, Plant and Equipment

     The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Certain industrial development grants provided by the federal and state governments of Germany are included as reductions of property, plant and equipment and are being amortized over the period the related assets are being depreciated.

     Intangible Assets

     Intangible assets consist principally of costs in excess of net assets acquired of $88,223,000 and $6,090,000 (net of accumulated amortization of $1,837,000 and $1,372,000) at December 31, 1996 and 1995, respectively. Such costs are being amortized using the straight-line method over periods ranging from ten to forty years.

     Fair Value of Financial Instruments

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximate fair values. The fair value of the Company's long-term debt approximates the reported amounts in the accompanying 1996 consolidated balance sheet as their respective interest rates approximate the December 31, 1996 market rates for similar debt instruments.

     Income (Loss) Per Common Share

     Net income (loss) per common share amounts are based on the weighted average number of shares outstanding during the period, after giving effect to the exercise of options (see Note 7) and assuming the

                              INTERMET CORPORATION
repurchase, at fair market value, of shares using the proceeds from such exercise, unless the effect is antidilutive.

     Stock-Based Compensation

     The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

2. ACQUISITIONS AND DISPOSITIONS

     In December, 1996, the Company acquired for cash substantially all of the outstanding stock of Sudbury, Inc. for $182,434,000, including cost of $5,277,000 directly related to the acquisition. The accompanying balance sheet includes as a current liability accrued acquisition costs of $37,299,000 which principally represents the purchase cost of employee stock options and participation certificates. The transaction has been accounted for as a purchase, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of tangible net assets acquired was $82,598,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of Sudbury from the date of acquisition to December 31, 1996, were not significant. Sudbury, Inc. and its subsidiaries manufacture high-quality industrial products. The products are used primarily in the automotive, appliance and construction markets providing iron, aluminum and zinc castings; applications of custom coatings; cranes, truck bodies and related equipment; and precision machined components.

     In November, 1996, the Company purchased for cash a minority interest in IWESA GmbH, for 4,000,000 DM. The Company also purchased a newly issued share from IWESA for 374,000 DM bringing its share interest to 49% and contributed 6,000,000 DM to the capital reserves of IWESA in support of new capital expansion projects. The Company's total investment in IWESA amounts to 10,374,000 DM ($6,780,000 at then current exchange rates) and is accounted for on the equity method. The results of operations of IWESA since acquisition have not been significant. IWESA is a precision machining and engineering company located in Saarbrucken, Germany, producing parts for the commercial motor vehicle and industrial markets.

     In November, 1995, the Company acquired certain operating assets and the aluminum foundry businesses of Bodine Robinson and Robinson Foundry, Inc. The aggregate purchase price of $6,304,000 was funded by a cash payment of $2,704,000 and 300,000 shares of Intermet common stock. These assets form the base of the Company's wholly-owned subsidiary, Alexander City Castings, Inc. ("Alexander City"). This transaction has been accounted for as a purchase. The consolidated financial statements include the results of operations of Alexander City since the date of acquisition.

     In September and October 1995 the Company sold substantially all the operating assets of its subsidiaries, PBM Industries, Inc. ("PBM") and InterMotive Technologies, Inc. ("InterMotive"), respectively, in exchange for an aggregate of $9,750,000 in cash and a $2,500,000 note and recognized a pre-tax loss of $1,432,000.

                              INTERMET CORPORATION

     The following represents the unaudited pro forma consolidated results of operations for the Company for the years ended December 31, 1996 and 1995, assuming the acquisitions and dispositions described throughout Note 2 occurred on January 1, 1995 (in thousands of dollars, except for per share data):

                                                                  1996        1995
                                                                --------    --------
Net sales...................................................    $837,880    $848,790
Net income..................................................    $ 47,326    $ 35,072
Income per common share.....................................    $   1.85    $   1.41

     These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions actually been made on January 1, 1995, or of future results of operations.

3. RESTRUCTURING

     In August 1993 the Company decided to close its oldest plant, the Lower Basin foundry in Virginia. The Lower Basin foundry incurred operating losses prior to its closing in 1994 of approximately $3,700,000 which were charged against an accrual established for restructuring. Most of the foundry equipment and supplies inventories were removed and disposed of during 1995. Demolition and sales of the buildings continued in 1996. The restructuring liabilities include $3,402,000, and $7,334,000 in current liabilities at December 31, 1996 and 1995, respectively. The restructuring liability at December 31, 1996 relates principally to environmental matters and at December 31, 1995 amounts are also provided for severance and demolition cost.

4. JOINT VENTURE AND MINORITY INTEREST

     The Company and an Australian company had, through subsidiaries, formed a joint venture, ICA Castings ("ICA"). ICA constructed a pilot casting line in Kentucky for the manufacture of aluminum automotive castings. The Company accounted for its 50% interest in ICA under the equity method which was written off in 1994. The charge to earnings of $2,001,000 is included in general and administrative expenses in the 1994 consolidated statements of operations. During 1995 the Company transferred its interest in ICA to the other partner in the joint venture in exchange for $750,000 in cash.

     In 1988, the Company purchased all of the common stock of Ironton Iron, Inc. ("Ironton"), a foundry company in Ohio. As a part of the transaction, the previous common stockholders of Ironton received an equivalent number of shares of Ironton's new 5% cumulative preferred stock with an aggregated par value of $2,337,000. The preferred shares are to be retired at par value from net income of Ironton, if available. No shares have been retired and no dividends have been accrued or paid to date since Ironton has incurred a cumulative net loss since 1988. The preferred shares are included in minority interest in the consolidated balance sheet.

                              INTERMET CORPORATION

5. CASH FLOW INFORMATION

     All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows. There were no noncash investing and financing activities in 1994. Such activities in 1996 and 1995 were as follows (in thousands of dollars):

                                                                  1996       1995
                                                                --------    ------
Fair value of assets acquired...............................    $175,687    $3,625
Costs in excess of net assets acquired......................      82,598     2,736
Less:
  Liabilities assumed.......................................     100,687        57
  Common stock of the Company...............................          --     3,600
  Cash acquired in acquisition..............................      10,922        --
                                                                --------    ------
Net cash paid for acquisition...............................    $146,676    $2,704
                                                                ========    ======

6. DEBT

     Columbus Neunkirchen Foundry GmbH (Neunkirchen), a wholly owned subsidiary of the Company, has various revolving note agreements which are payable on demand. These notes provide for borrowings up to DM 18,998,000 (approximately $12,267,000) at December 31, 1996. There were no outstanding borrowings under these agreements as of December 31, 1996 and approximately $13,000 was outstanding at December 31, 1995.

     Long-term debt consists of the following (in thousands of dollars):

                                                                1996      1995
                                                              --------   -------
Intermet:
  Revolving credit facility.................................  $118,400   $    --
  Prudential term loan......................................    25,000    25,000
Subsidiaries:
  Sudbury subordinated notes................................     9,831        --
  Sudbury PIK Notes.........................................       666        --
  Lynchburg revenue bonds...................................     5,025     5,700
  Neunkirchen term notes....................................     2,446     3,664
  IMI promissory notes......................................       258       907
  Other.....................................................       527        --
                                                              --------   -------
     Total..................................................  $162,153   $35,271
                                                              --------   -------
Less long-term debt due within one year.....................    12,676     2,596
                                                              --------   -------
Long-term debt due after one year...........................  $149,477   $32,675
                                                              ========   =======

     The Company has an unsecured revolving credit agreement with a bank consortium which was refinanced in November 1996. The agreement, which expires in November 1999, provides for loans up to $200,000,000. The borrowing limit is reduced by certain standby letters of credit. At December 31, 1996 such standby letters of credit totaled $3,375,000. The revolving credit agreement provides the Company with several interest rate pricing mechanisms ranging from 6.025% to 8.25% at December 31, 1996. The Company must also pay a fee at an annual rate of
 .15% on any unused portion of the loan commitment. The revolving credit agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

     The Company has an unsecured term loan agreement with The Prudential Insurance Company of America. The loan bears interest at an annual rate of 8.05% payable quarterly. Principal amounts are to be

                              INTERMET CORPORATION
repaid in five equal annual installments beginning in December 1998. The term loan agreement requires the Company to maintain certain financial ratios and imposes limitations on certain activities.

     As a result of the acquisition of Sudbury, Inc., the Company assumed the outstanding subordinated notes of Sudbury. These notes are due September 1997 and bear interest at an annual rate of 8.6%. Prior to Sudbury refinancing its bank debt in May 1993, the Subordinated Notes provided that interest payments would be made through the issuance of additional promissory notes in the aggregate principal of the amount of interest owed ("PIK Notes"). The terms and conditions of the PIK Notes are identical to the Subordinated Notes. The Company has notified the trustee for the bondholders that it is redeeming all of the notes prior to maturity, at par, and expects this redemption to be completed by February 21, 1997.

     Lynchburg Foundry Company (Lynchburg), a wholly owned subsidiary of the Company, issued $4,400,000 of 6.25% Pollution Control Revenue Bonds Series 1973 maturing in December 1998 and $4,800,000 of 7% Industrial Development Revenue Bonds maturing in June 2006. Principal amounts to be repaid under the pollution control revenue bonds are $530,000 in 1997 with a final payment at maturity of $570,000. Principal amounts to be repaid under the industrial development revenue bonds are $175,000 in 1997 with further mandatory redemption prior to maturity of $2,100,000 with annual payments ranging from $175,000 to $350,000 with a final payment at maturity of $1,650,000. The bonds are also subject to optional redemption prior to maturity.

     The Neunkirchen term notes mature at various times beginning in September 1998 through March 2003 and bear interest at rates ranging from 5% to 7.3%. Mandatory payments are required. Approximately 38.2% of the notes are required to be paid in both 1997 and 1998 with the remaining 23.6% to be repaid in 1999 through 2003 in substantially equal payments. These borrowings are secured by property, plant and equipment with net book values aggregating to $25,085,000 at December 31, 1996.

     Sudbury has a credit agreement with National City Bank and Star Bank for $805,000 to support letters of credit which are outstanding for the same amount as the credit agreement. The letters of credit are at an annual rate of .75% payable on a quarterly basis.

     Long Term Debt Maturities

     Maturities of long-term debt at December 31, 1996 are as follows (in thousands of dollars):

1997........................................................  $ 12,676
1998........................................................     6,883
1999........................................................   123,733
2000........................................................     5,334
2001........................................................     5,312
Thereafter..................................................     8,215
                                                              --------
     Total..................................................  $162,153
                                                              ========

     Interest paid totaled $3,048,000, $6,485,000 and $7,693,000 in 1996, 1995 and 1994, respectively.

     The Company is in compliance with the terms and restrictions of its various loan and credit agreements. At December 31, 1996, approximately $43,513,000 of the Company's retained earnings were restricted and unavailable for the payment of dividends under these agreements.

7. SHAREHOLDERS' EQUITY

     The Company has a Key Individual Stock Option Plan ("Individual Plan") and a Directors Stock Option Plan ("Directors Plan"). The Company has also granted options to purchase common stock to certain

                              INTERMET CORPORATION
individuals that are not covered under these two plans. The Individual Plan, which provided for the granting of options for 1,440,000 shares of common stock, expired in 1994 except as to options still outstanding. A new plan was approved April 27, 1995 which provided for granting of options for 1,500,000 shares of common stock. The Directors Plan provides for the granting of options to purchase 100,000 shares of common stock. Options granted under the Individual Plan vest over a four-year period. All other options granted were exercisable at the grant date. At December 31, 1996 options for 660,000 shares were exercisable, while 837,500 shares were available for future grants.

     In October, 1995, the Financial Accounting Standards board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument.

     The fair value of the Company's stock options were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rates of 6.4%; a dividend yield of 1.0%; volatility factors of the expected market price of the Company's common stock of .34; and a weighted-average expected life of the options of 6 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of the pro forma disclosures required under Statement 123, the estimated fair value of the options is amortized to expense over the options' vesting period. For 1996 and 1995, net income and earnings per share on a pro forma basis does not differ significantly from that determined under APB 25.

     A summary of the Company's stock option activity, and related information for the years ended December 31, 1995 and 1994 are as follows:

                                                              EXERCISE PRICE   NUMBER OF
                                                                  RANGE         OPTIONS
                                                              --------------   ---------
Outstanding at December 31, 1993............................    $5.69-$12.62     983,000
  Granted...................................................      5.75-10.11     426,000
  Exercised.................................................            5.69     (22,500)
  Canceled or expired.......................................      5.69-10.75    (137,500)
                                                                               ---------
Outstanding at December 31, 1994............................      5.69-12.62   1,249,000
  Granted...................................................       8.56-9.00     391,000
  Exercised.................................................      5.69-10.75    (124,500)
  Canceled or expired.......................................      5.69-11.83    (323,000)
                                                                               ---------
Outstanding at December 31, 1995............................      5.69-12.62   1,192,500
                                                                               =========

                              INTERMET CORPORATION

     A summary of the Company's 1996 stock option activity, including related Statement 123 disclosures, are as follows:

                                                                 WEIGHTED
                                                                 AVERAGE
                                                     NUMBER OF   EXERCISE     EXERCISE
                                                      OPTIONS     PRICE      PRICE RANGE
                                                     ---------   --------   -------------
Outstanding at December 31, 1995...................  1,192,500    $ 8.74
  Granted..........................................    381,500     13.03    $12.75-$13.81
  Exercised........................................   (114,500)     8.44       5.69-10.75
  Forfeited........................................    (69,500)    10.12       9.00-12.75
                                                     ---------    ------
Outstanding at December 31, 1996...................  1,390,000    $ 9.87
                                                     =========    ======
Exercisable at December 31, 1996...................    660,000    $ 8.48
Weighted-average fair value of options granted
  during 1996......................................               $ 5.33

     Exercise prices for options outstanding as of December 31, 1996 ranged from $5.69 to $13.81. The weighted-average remaining contractual life of those options is 7.4 years.

     The Company has an Employee Stock Ownership Plan and Trust ("ESOP") for certain of its United States employees who are not covered by collective bargaining agreements. The ESOP requires contributions by the Company equal to 3% of the annual compensation of the ESOP participants. The Company may, at its discretion, make additional contributions within specified limits. Contributions to the Plan of $665,000, $685,000 and $719,000 were expensed in 1996, 1995 and
1994, respectively.

     On October 6, 1995 the Company's Board of Directors declared a dividend of one Right for each share of Intermet Common Stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The Rights are generally not exercisable until 10 days after an announcement by the Company that a person, as defined (excluding, with certain limitations, any current 10% or more shareholders who do not acquire additional shares, any of the Company's ESOP's or benefit plans, and the Company or any of its wholly-owned subsidiaries), has acquired 10% of the Company's Common Stock or announces a tender offer which could result in the ownership of 10% or more of the Company's Common Stock. Each Right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of the Company's Preferred Stock, at an exercise price of $40.

     In the event the Rights become exercisable as a result of the acquisition of shares, each Right will entitle the owner, other than the acquiring person, to buy at the Rights' then current exercise price a number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of Common Stock per Right. Unless the Company merges with another company under certain conditions or redeems or exchanges the Rights before October 6, 2005, the Rights will expire on such date.

                              INTERMET CORPORATION

8. COMMITMENTS AND CONTINGENCIES

     Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 1996 are as follows (in thousands of dollars):

1997........................................................  $ 5,308
1998........................................................    4,189
1999........................................................    3,022
2000........................................................    2,217
2001........................................................    1,789
Thereafter..................................................    2,058
                                                              -------
                                                              $18,583
                                                              =======

     Total rental expense under operating leases aggregated $2,833,000, $2,671,000 and $2,938,000 in 1996, 1995 and 1994, respectively.

     At December 31, 1996 the Company had commitments for the purchase of equipment totaling approximately $7,746,000.

     Certain operating and non-operating subsidiaries of the Company have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, the Company, with the assistance of environmental engineers and consultants, has accrued reserves to cover estimated future environmental expenditures. Environmental reserves at December 31, 1996 and 1995 approximated $5,400,000 and $1,600,000 respectively. The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 1996.

     The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these above-mentioned proceedings or matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

9. RETIREMENT PLANS AND BENEFITS

     The Company maintains several noncontributory defined benefit pension plans for certain of its U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. The Company's policy is to fund amounts as required under applicable laws and regulations.

     Net pension expense included the following components (in thousands of dollars):

                                                             1996      1995      1994
                                                            -------   -------   ------
Service cost..............................................  $   842   $   693   $  685
Interest cost on projected benefit obligations............    1,805     1,709    1,554
Return on plan assets.....................................   (3,886)   (2,842)    (381)
Net amortization and deferral.............................    2,494     1,847     (409)
                                                            -------   -------   ------
                                                            $ 1,255   $ 1,407   $1,449
                                                            =======   =======   ======

                              INTERMET CORPORATION

     The reconciliation of the plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1996 and 1995 is as follows (in thousands of dollars):

                                                               1996      1995
                                                              -------   -------
Actuarial present value of accumulated benefit obligations:
  Vested....................................................  $47,533   $22,668
  Nonvested.................................................    3,416     2,009
                                                              -------   -------
Total accumulated benefit obligations.......................  $50,949   $24,677
                                                              =======   =======
Projected benefit obligations...............................  $50,949   $24,677
Plan assets at fair value...................................   47,435    17,895
                                                              -------   -------
Excess of projected benefit obligations over assets.........    3,514     6,782
Unrecognized prior service cost.............................   (1,228)   (1,382)
Unrecognized net actuarial loss.............................     (795)   (2,682)
Unrecognized transition obligation..........................     (276)     (328)
Additional minimum liability................................    2,299     4,392
                                                              -------   -------
Pension liabilities included in consolidated balance
  sheets....................................................  $ 3,514   $ 6,782
                                                              =======   =======

     The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.625% in 1996 and 7.5% in 1995. The expected long-term rate of return on assets used in determining net pension expense was 9% in 1996, 1995 and 1994. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

     The Company maintains several defined contribution plans for certain hourly employees. Contributions to these plans are accrued based on hours worked by each employee, and totaled $724,000, $635,000 and $597,000 in 1996, 1995 and
1994, respectively. Some of the plans allow participants to make pretax contributions, as a percentage of their compensation.

     The Company also maintains defined contribution plans for domestic salaried employees. The Company contributes a specified percentage of the annual compensation of participants. Participants are also allowed to make pretax contributions to the plans, as a percentage of their compensation. The Company matches participant contributions, up to a specified limit. The Company accrued contributions to the plans of $991,000, $1,023,000 and $1,077,000 in 1996, 1995 and 1994, respectively.

     In addition to providing pension benefits, the Company provides health care and life insurance benefits to certain retired U.S. employees and their dependents. Salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay 80% of most medical expenses less deductible amounts. Salaried employees also contribute to the cost of dependent coverage. The salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age
65. Net postretirement benefit expense for 1996, 1995 and 1994 included the following components (in thousands of dollars):

                                                                 1996      1995      1994
                                                                ------    ------    ------
Service cost................................................    $1,073    $  909    $1,151
Interest cost on accumulated benefit obligation.............     2,425     2,414     2,426
Amortization................................................      (496)     (715)       31
                                                                ------    ------    ------
                                                                $3,002    $2,608    $3,608
                                                                ======    ======    ======

                              INTERMET CORPORATION

     The reconciliation of the postretirement benefit plans' funded status to the amounts reported in the Company's consolidated balance sheets at December 31, 1996 and 1995 is as follows (in thousands of dollars):

                                                                 1996       1995
                                                                -------    -------
Present value of accumulated postretirement benefit
  obligation:
Retirees....................................................    $21,055    $15,081
Fully eligible active participants..........................      3,126      2,373
Other active participants...................................     14,771     16,291
                                                                -------    -------
                                                                 38,952     33,745
Unrecognized net gain.......................................     10,955      5,540
                                                                -------    -------
Postretirement benefit liability included in consolidated
  balance sheets............................................    $49,907    $39,285
                                                                =======    =======

     The discount rate used in determining the present value of the accumulated postretirement benefit obligation was 7.625% at December 31, 1996 and 7.5% at December 31, 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% to 11% in 1996, declining by 0.5% per year to an ultimate rate of 5.5% to 6% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 7.0% cost trend rate for dental in 1996, declining to 5.5% in 1998. If the assumed health care cost trend rate were increased 1% in all future years, the accumulated postretirement benefit obligation would increase by $2,582,000 and postretirement benefit expense would increase by $360,000.

10. INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands of dollars):

                                                               1996       1995       1994
                                                              -------    -------    ------
Current:
  Federal.................................................    $ 6,642    $ 7,436    $  651
  State...................................................      2,448      2,058     1,629
  Foreign.................................................      8,443      7,397     4,416
                                                              -------    -------    ------
                                                               17,533     16,891     6,696
Deferred:
  Federal.................................................     (5,280)     3,288      (651)
  State...................................................     (1,748)        96        --
  Foreign.................................................        664       (150)     (149)
                                                              -------    -------    ------
                                                               (6,364)     3,234      (800)
                                                              -------    -------    ------
                                                              $11,169    $20,125    $5,896
                                                              =======    =======    ======

     Income taxes paid were approximately $17,380,000, $8,407,000 and $3,067,000 in 1996, 1995 and 1994, respectively.

                              INTERMET CORPORATION

     The provision (benefit) for income taxes differs from the amount computed by applying statutory U.S. federal income tax rates to income before income taxes for the following reasons (in thousands of dollars):

                                                              1996       1995       1994
                                                            --------    -------    -------
Provision (benefit) for income taxes at U.S. statutory
  rate..................................................    $ 19,013    $15,932    $(1,781)
Losses with no tax effect...............................          --      2,517      3,683
Difference between U.S. and foreign tax rates...........       3,734      3,081        998
Utilization of NOL and credit carryforwards.............      (2,137)    (3,608)        --
State income taxes, net of federal income tax
  benefits..............................................         455      1,400      1,059
Reduction in deferred valuation allowance...............     (11,513)        --         --
Other...................................................       1,617        803      1,937
                                                            --------    -------    -------
                                                            $ 11,169    $20,125    $ 5,896
                                                            ========    =======    =======

     The tax effects of the types of temporary differences and carryforwards which give rise to deferred income tax assets (liabilities) at December 31, 1996 and 1995 are as follows (in thousands of dollars):

                                                                  1996        1995
                                                                --------    --------
Compensation and benefit items, primarily related to SFAS
  106.......................................................    $ 27,514    $ 21,653
Operating loss, capital loss, foreign tax credit and AMT
  credit carryforwards......................................      19,253      13,269
Other temporary differences.................................      13,050       4,901
                                                                --------    --------
  Gross deferred income tax assets..........................      59,817      39,823
Depreciation and related items..............................     (22,103)    (10,863)
Other temporary differences.................................     (11,884)     (2,798)
                                                                --------    --------
  Gross deferred income tax liabilities.....................     (33,987)    (13,661)
                                                                --------    --------
  Net deferred tax asset....................................      25,830      26,162
Valuation allowance.........................................     (14,819)    (26,332)
                                                                --------    --------
Net deferred income taxes...................................    $ 11,011    $   (170)
                                                                ========    ========

     These amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

                                                                 1996       1995
                                                                -------    -------
Current assets..............................................    $13,242    $ 3,774
Other noncurrent assets.....................................      4,136      1,260
Other noncurrent liabilities................................     (6,367)    (5,204)
                                                                -------    -------
                                                                $11,011    $  (170)
                                                                =======    =======

     Financial Accounting Standard Board Statement No. 109 "Accounting For Income Taxes" ("Statement No. 109") requires the reduction of the deferred tax asset by a valuation allowance, based on the weight of available evidence, if it is more likely than not that a portion or all of the deferred tax asset will not be realized. For the year ended December 31, 1996 the Company reduced its valuation allowance by $11,513,000, due to the increased viability of anticipated future income. The company has continued to provide a valuation allowance in the amount of $14,819,000 for capital losses, foreign tax credits and operating loss carryforwards, the utilization of which is presently uncertain.

     There are certain limitations on the use of most of the tax loss and credit carryforwards noted above. Tax loss and credit carryforwards with a value of approximately $19,253,000 expire in various amounts between 1997 and 2010.

                              INTERMET CORPORATION

11. GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

     The Company produces iron castings, principally for automotive manufacturers in North America and Europe and effective with the acquisition of Sudbury, Inc. (See Note 2) the Company supplies applications of custom coatings; cranes, truck bodies and related equipment; and precision machine components. All sales are to unaffiliated customers. Revenue and income amounts for the three years ended December 31, 1996, and identifiable assets at the end of each year, were as follows for U.S. and foreign operations (in thousands of dollars):

                                                            1996        1995        1994
                                                          --------    --------    --------
Net sales:
U.S...................................................    $441,942    $448,447    $433,067
Foreign...............................................      92,536      93,302      68,202
Operating profit (loss):
U.S...................................................      38,338      36,763      (9,051)
Foreign...............................................      17,765      16,052      10,779
Income (loss) before income taxes:
U.S...................................................      36,960      30,394     (14,476)
Foreign...............................................      17,362      15,126       9,387
Identifiable assets:
U.S...................................................     469,359     220,548     250,498
Foreign...............................................      63,003      53,523      55,766

     Net sales to customers exceeding 10% of consolidated net sales were as follows (as a percentage of consolidated net sales):

                                                                1996       1995       1994
CUSTOMER                                                        ----       ----       ----
Chrysler....................................................     23%        20%        23%
Ford........................................................     19         18         23
General Motors..............................................     12         18         14

     Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectation.

                              INTERMET CORPORATION

12. QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

                                                  FIRST       SECOND        THIRD       FOURTH
                                                 QUARTER      QUARTER      QUARTER      QUARTER
                                                ---------    ---------    ---------    ---------
                                                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
1996
Net sales...................................     $134,158     $143,782     $130,279     $126,259
Gross profit................................       19,777       24,277       17,830       15,976
Net income..................................        8,810       10,814        6,786       16,743
Net income per common share.................          .35          .42          .27          .65
Share prices (Nasdaq):
  High......................................       13.375       17.625       14.375        16.25
  Low.......................................         9.75        12.00       10.375       10.125
1995
Net sales...................................     $153,278     $149,035     $117,331     $122,105
Gross profit................................       21,650       27,460       12,727       22,575
Net income..................................        6,520        9,537        3,377        5,961
Net income per common share.................          .26          .39          .14          .24
Share prices (Nasdaq):
  High......................................        8.125         9.75       12.625       14.125
  Low.......................................         6.25        7.625         9.50         9.50

     Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.

                              INTERMET CORPORATION

              INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                        ----------------------    ----------------------
                                                        JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                          1997         1996         1997         1996
                                                        ---------    ---------    ---------    ---------
                                                                          (UNAUDITED)
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Net sales...........................................     $210,898     $143,782     $420,389     $277,940
Cost of sales.......................................      182,639      119,505      364,537      233,886
                                                         --------     --------     --------     --------
Gross profit........................................       28,259       24,277       55,852       44,054
Operating expenses:
  Selling...........................................        2,498          882        4,924        1,763
  General and administrative........................        5,089        3,637        9,622        7,885
                                                         --------     --------     --------     --------
                                                            7,587        4,519       14,546        9,648
                                                         --------     --------     --------     --------
Operating profit....................................       20,672       19,758       41,306       34,406
Other income and expenses:
  Interest income...................................          200          276          437          447
  Interest expense..................................       (3,151)        (660)      (6,147)      (1,439)
  Other, net........................................       (1,241)        (105)      (1,407)         (44)
                                                         --------     --------     --------     --------
                                                           (4,192)        (489)      (7,117)      (1,036)
                                                         --------     --------     --------     --------
Income before income taxes..........................       16,480       19,269       34,189       33,370
Provision for income taxes..........................        5,344        8,455       12,103       13,746
                                                         --------     --------     --------     --------
Net income..........................................     $ 11,136     $ 10,814     $ 22,086     $ 19,624
                                                         ========     ========     ========     ========
Earnings per share..................................     $   0.44     $   0.42     $   0.86     $   0.77
                                                         ========     ========     ========     ========

                            See accompanying notes.

                              INTERMET CORPORATION

                 INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    7,403     $  23,485
  Accounts receivable:
     Trade, less allowance for doubtful accounts of $1,697
      in 1997 and $949 in 1996..............................     109,722        87,049
     Other..................................................       7,955         4,642
                                                              ----------     ---------
                                                                 117,677        91,691
  Inventories...............................................      57,103        56,047
  Other current assets......................................       8,478        18,071
                                                              ----------     ---------
          Total current assets..............................     190,661       189,294
Property, plant and equipment, at cost......................     442,173       436,704
Less:
  Foreign industrial development grants, net of
     amortization...........................................      (4,039)       (4,804)
  Accumulated depreciation and amortization.................    (216,571)     (209,118)
                                                              ----------     ---------
Net property, plant and equipment...........................     221,563       222,782
Goodwill, net of amortization...............................      86,963        88,223
Other noncurrent assets.....................................      23,749        26,013
                                                              ----------     ---------
          Total assets......................................  $  522,936     $ 526,312
                                                              ==========     =========

                            See accompanying notes.

                              INTERMET CORPORATION

                 INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30,        DECEMBER 31,
                                                                   1997              1996
                                                                -----------      ------------
                                                                (UNAUDITED)
                                                                  (IN THOUSANDS OF DOLLARS)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $ 57,966          $ 54,721
  Income taxes payable......................................        7,389            15,198
  Accrued liabilities.......................................       52,755            51,474
  Accrued Sudbury acquisition costs.........................        1,306            37,299
  Long-term debt due within one year........................        1,891            12,676
                                                                 --------          --------
     Total current liabilities..............................      121,307           171,368
Non current liabilities:
  Long term debt due after one year.........................      179,627           149,477
  Retirement benefits.......................................       54,790            53,421
  Other noncurrent liabilities..............................        6,029             8,107
                                                                 --------          --------
     Total noncurrent liabilities...........................      240,446           211,005
Minority interest...........................................        2,337             2,837
Shareholders' equity:
  Common stock..............................................        2,523             2,517
  Capital in excess of par value............................       60,922            57,308
  Retained earnings.........................................       98,337            78,267
  Accumulated translation adjustments.......................       (2,331)            3,548
  Minimum pension liability adjustment......................         (485)             (485)
  Unearned restricted stock.................................         (120)              (53)
                                                                 --------          --------
     Total shareholders' equity.............................      158,846           141,102
                                                                 --------          --------
     Total liabilities and shareholders' equity.............     $522,936          $526,312
                                                                 ========          ========

                            See accompanying notes.

                              INTERMET CORPORATION

            INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       SIX MONTHS ENDED
                                                                ------------------------------
                                                                  JUNE 30,         JUNE 30,
                                                                    1997             1996
                                                                -------------    -------------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net income..................................................      $ 22,086         $ 19,624
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization..........................        18,582           14,475
     Other..................................................          (409)              58
     Changes in assets and liabilities:
          Accounts receivable...............................       (27,735)         (13,476)
          Inventories.......................................        (1,801)            (840)
          Accounts payable..................................         3,701            7,829
          Other assets and liabilities......................         6,161            3,395
                                                                  --------         --------
Net cash provided by operating activities...................        20,585           31,065
INVESTING ACTIVITIES
Additions to property, plant and equipment..................       (18,672)          (8,194)
Sudbury acquisition costs...................................       (35,993)              --
Other.......................................................         2,984               44
                                                                  --------         --------
Net cash used in investing activities.......................       (51,681)          (8,150)
FINANCING ACTIVITIES
Net increase (decrease) in borrowings.......................        19,625           (1,047)
Issuance of common stock....................................           537              298
Dividends paid..............................................        (2,017)              --
Other.......................................................             2            2,026
                                                                  --------         --------
Net cash provided by financing activities...................        18,147            1,277
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (3,133)            (485)
                                                                  --------         --------
Net (decrease) increase in cash and cash equivalents........       (16,082)          23,707
Cash and cash equivalents at beginning of period............        23,485           11,173
                                                                  --------         --------
Cash and cash equivalents at end of period..................      $  7,403         $ 34,880
                                                                  ========         ========

                            See accompanying notes.

                              INTERMET CORPORATION

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           JUNE 30, 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying unaudited condensed consolidated financial statements of Intermet Corporation ("Intermet") and its subsidiaries (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.

     Inventories

     Inventories consist of the following (in thousands of dollars):

                                                              JUNE 30,   DECEMBER 31,
                                                                1997         1996
                                                              --------   ------------
Finished goods..............................................  $10,963      $13,530
Work in process.............................................   15,509       13,408
Raw materials...............................................   12,199       11,679
Supplies and patterns.......................................   18,432       17,430
                                                              -------      -------
                                                              $57,103      $56,047
                                                              =======      =======

     Property, Plant and Equipment

     Property, plant and equipment consist of the following (in thousands of dollars):

                                                              JUNE 30,   DECEMBER 31,
                                                                1997         1996
                                                              --------   ------------
Land........................................................  $  4,964     $  5,260
Buildings and improvements..................................    86,568       88,459
Machinery and equipment.....................................   313,868      335,003
Construction in progress....................................    36,773        7,982
                                                              --------     --------
                                                              $442,173     $436,704
                                                              ========     ========

     Intangible Assets

     Intangible assets consist principally of costs in excess of net assets acquired of $86,963,000 and $88,223,000 (net of accumulated amortization of $3,097,000 and $1,837,000) at June 30, 1997 and December 31, 1996, respectively.
Such costs are being amortized using the straight-line method over periods ranging from ten to forty years.

     Income Per Common Share

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted on December 31, 1997. At that time, the Company will be required to

                              INTERMET CORPORATION
change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Earnings per share and fully diluted earnings per share for the three and six month periods ended June 30, 1997 and June 30, 1996, as calculated pursuant to Statement No. 128, do not differ materially from the reported amounts.

2. DEBT

     Long term debt consists of the following (in thousands of dollars):

                                                                JUNE 30,    DECEMBER 31,
                                                                  1997          1996
                                                                --------    ------------
Intermet....................................................    $174,500      $143,400
Subsidiaries................................................       7,018        18,753
                                                                --------      --------
Total long-term debt........................................     181,518       162,153
Less amounts due within one year............................       1,891        12,676
                                                                --------      --------
Long-term debt due after one year...........................    $179,627      $149,477
                                                                ========      ========

3. ENVIRONMENTAL AND LEGAL MATTERS

     The Company has initiated corrective action and/or preventative environmental projects to ensure the safe and lawful operation of its facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at June 30, 1997.

     The Company is also engaged in various legal proceedings and other matters incidental to its normal business activities. The Company does not believe any of these above-mentioned proceedings or matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

4. ACQUISITIONS AND DISPOSITIONS

     In May 1997, the Company purchased Ford Motor Company's interest in New River Castings Company's ("New River") outstanding preferred stock for $500,000. Intermet now owns 100% of the New River facility.

     In December, 1996, the Company acquired for cash substantially all of the outstanding stock of Sudbury, Inc. ("Sudbury") for $182,434,000, including costs of $5,277,000 directly related to the acquisition. The accompanying balance sheet includes as a current liability remaining accrued acquisition costs of approximately $1,306,000. The transaction has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. The excess of the purchase price over the fair values of tangible net assets acquired was $82,598,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. Sudbury and its subsidiaries manufacture high-quality castings and industrial products. The products are used primarily in the automotive, appliance and construction markets providing iron, aluminum and zinc castings; applications of custom coatings; cranes, truck bodies and related equipment; and precision machined components.

                              INTERMET CORPORATION

     The following represents the unaudited pro forma consolidated results of operations for the Company for the three and six months ended June 30, 1996, assuming the acquisition described above occurred on January 1, 1996 (in thousands of dollars, except for per share data):

                                                              THREE MONTHS   SIX MONTHS
                                                                 ENDED         ENDED
                                                                JUNE 30,      JUNE 30,
                                                                  1996          1996
                                                              ------------   ----------
Net sales...................................................    $220,978      $430,335
Net income..................................................      13,709        23,199
Income per common share.....................................        $0.54        $0.91

     These pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions actually transpired on January 1, 1996, or of future results of operations.

5. INVESTMENT IN IWESA GMBH

     During the second quarter of 1997, the Company's ownership of the common stock of IWESA GmbH ("IWESA") increased from 49% to 72%. The Company's majority control of IWESA is likely to be temporary and, accordingly, the Company is accounting for this investment on the equity method. For the six month period ended June 30, 1997, the Company's equity in net loss of IWESA is 1,352,000 DM ($788,000) (none in 1996).

6. INCOME TAXES

     The decrease in the effective tax rate for the six month period ended June 30, 1997 from the same period in 1996, is attributable to the tax benefits from the utilization of net operating loss tax carryforwards.

             ======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
Incorporation of Certain Information by
  Reference...............................    2
Additional Information....................    2
Prospectus Summary........................    3
Risk Factors..............................    7
Cautionary Statements for Purposes of the
  "Safe Harbor" Provisions of the Private
  Securities Litigation Reform Act of
  1995....................................    8
Use of Proceeds...........................    9
Capitalization............................    9
Price Range of Common Stock and
  Dividends...............................   10
Selected Consolidated Financial Data......   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   12
Business..................................   17
Management................................   28
Description of Common Stock...............   29
Selling Shareholders......................   29
Underwriting..............................   31
Legal Matters.............................   32
Experts...................................   32
Indemnification...........................   32

             ======================================================

             ======================================================

                                3,000,000 SHARES

                                 INTERMET LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                       PRUDENTIAL SECURITIES INCORPORATED

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                                AUGUST   , 1997

             ======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND REGISTRATION.

     The following sets forth the estimated expenses, in connection with the issuance and distribution of the securities offered hereby, all of which are payable by the Company:

Securities and Exchange Commission Registration Fee.........  $ 17,250
NASD Filing Fee.............................................     6,193
Blue Sky Fees and Expenses..................................     3,000
Printing Expenses...........................................    38,000
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................    17,000
Transfer Agent Fees and Expenses............................       500
Miscellaneous...............................................    18,057
                                                              --------
     Total..................................................  $200,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Amended and Restated Articles of Incorporation (which are incorporated herein as Exhibit 4.1) provide that, subject to Georgia law, a director shall not be personally liable to the corporation or its shareholders or any other person for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law permits the Articles of Incorporation to include a provision eliminating the liability of a director for monetary damages for breach of duty of care or any other duty owed to the corporation as a director, except for liability: (a) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper benefit.

     Article VII of the Bylaws of the Registrant authorize indemnification of the Registrant's officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of his being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to a criminal matter, he did not have reasonable cause to believe that his conduct was unlawful. No officer or director who has been adjudged liable for negligence or misconduct in the performance of his corporate duties is entitled to indemnification, unless and except to the extent that the court reaching such a determination of liability, in view of all the relevant circumstances, shall also determine that despite such liability such person is fairly and reasonably entitled to indemnification.

     Any officer or director who has been wholly successful on the merits or otherwise in an action or proceeding in his official capacity is entitled to indemnification by the Registrant as of right. All other determinations in respect of indemnification shall be made by any of the following: (a) if there are two or more disinterested directors a majority vote of a quorum of disinterested directors; (b) special legal counsel selected in accordance with Georgia law; or (c) the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

     In the event any payments are made to an officer or director by way of indemnity, other than by court order, action of the shareholders or by an insurance carrier, the Registrant must notify the shareholders of the Registrant of such payment and all relevant details not later than the next annual meeting of shareholders unless such meeting is within 3 months from the date of such payment and in no event later than 15 months after the date of such payment.

     The provisions of the Registrant's Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

     The Registrant's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

     Reference is also made to Section      of the Underwriting Agreement filed
as Exhibit 1 hereto.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
  1       Form of Underwriting Agreement*
  4.1     Amended and Restated Articles of Incorporation of the
          Registrant (included as Exhibit 4.1 to the Registrant's Form
          S-3 Registration Statement, filed June 3, 1992, File No.
          33-48304, previously filed with the Commission and
          incorporated herein by reference).
  4.2     Bylaws, as amended (included as Exhibit 3.1 and 4.1 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 1995, File No. 0-13787, and as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year
          ended December 31, 1996, File No.   , each previously filed
          with the Commission and incorporated herein by reference).
  4.3     Shareholders Protection Rights Agreement, which includes a
          Form of Rights Certificate and of Election to Exercise,
          included as Exhibit A to the Rights Agreement (included as
          Exhibit 4 to the Registrant's Form 8-K, dated October 6,
          1995, File No. 0-13787, previously filed with the Commission and incorporated herein by reference).
  5       Opinion of Dickinson, Wright, Moon, Van Dusen & Freeman.*
 23.1     Consent of Ernst & Young LLP.
 23.2     Consent of Dickinson, Wright, Moon, Van Dusen & Freeman.*
 24       Power of Attorney included in Part II hereof.

-------------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

          (a) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) The Company hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on August 1, 1997.

                                          INTERMET CORPORATION

                                          By:      /s/ JOHN DODDRIDGE

                                            ------------------------------------
                                                       John Doddridge
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Doddridge and Doretha J. Christoph, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                      TITLE                           DATE
                ---------                                      -----                           ----


            /s/ JOHN DODDRIDGE                Chairman of the Board of Directors and      August 1, 1997
------------------------------------------    Chief Executive Officer (Principal
              John Doddridge                  Executive Officer)

           /s/ VERNON R. ALDEN                Director                                    August 1, 1997
------------------------------------------
             Vernon R. Alden

           /s/ J. FRANK BROYLES               Director                                    August 1, 1997
------------------------------------------
             J. Frank Broyles

                                              Director                                    August  , 1997
------------------------------------------
             John P. Crecine

        /s/ ANTON DORFMUELLER, JR.            Director                                    August 1, 1997
------------------------------------------
          Anton Dorfmueller, Jr.

                                              Director                                    August  , 1997
------------------------------------------
              Norman Ehlers

            /s/ JOHN B. ELLIS                 Director                                    August 1, 1997
------------------------------------------
              John B. Ellis

                SIGNATURE                                      TITLE                           DATE
                ---------                                      -----                           ----
        /s/ WILFRED E. GROSS, JR.             Director                                    August 1, 1997
------------------------------------------
          Wilfred E. Gross, Jr.

            /s/ A. WAYNE HARDY                Director                                    August 1, 1997
------------------------------------------
              A. Wayne Hardy

            /s/ JOHN R. HORNE                 Director                                    August 1, 1997
------------------------------------------
              John R. Horne

          /s/ THOMAS H. JEFFS II              Director                                    August 1, 1997
------------------------------------------
            Thomas H. Jeffs II

        /s/ GEORGE W. MATHEWS, JR.            Director                                    August 1, 1997
------------------------------------------
          George W. Mathews, Jr.

       /s/ HAROLD C. MCKENZIE, JR.            Director                                    August 1, 1997
------------------------------------------
         Harold C. McKenzie, Jr.

          /s/ J. MASON REYNOLDS               Director                                    August 1, 1997
------------------------------------------
            J. Mason Reynolds

            /s/ CURTIS W. TARR                Director                                    August 1, 1997
------------------------------------------
              Curtis W. Tarr

         /s/ DORETHA J. CHRISTOPH             Vice President--Finance, Chief              August 1, 1997
------------------------------------------    Financial Officer and Secretary
           Doretha J. Christoph               (Principal Financial Officer)

        /s/ WALTER T. KNOLLENBERG             Controller (Principal Accounting            August 1, 1997
------------------------------------------    Officer)
          Walter T. Knollenberg

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                              DESCRIPTION

 1            Form of Underwriting Agreement*
 4.1          Amended and Restated Articles of Incorporation of the
              Registrant (included as Exhibit 4.1 to the Registrant's Form
              S-3 Registration Statement, filed June 3, 1992, File No.
              33-48304, previously filed with the Commission and
              incorporated herein by reference).
 4.2          Bylaws, as amended (included as Exhibit 3.1 and 4.1 to the
              Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 1995, File No. 0-13787, and as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 0-13787, each previously filed with the Commission and incorporated herein by
              reference).
 4.3          Shareholders Protection Rights Agreement, which includes a
              Form of Rights Certificate and of Election to Exercise,
              included as Exhibit A to the Rights Agreement (included as
              Exhibit 4 to the Registrant's Form 8-K, dated October 6,
              1995, File No. 0-13787, previously filed with the Commission and incorporated herein by reference).
 5            Opinion of Dickinson, Wright, Moon, Van Dusen & Freeman.*
23.1          Consent of Ernst & Young LLP.
23.2          Consent of Dickinson, Wright, Moon, Van Dusen & Freeman.*
24            Power of Attorney included in Part II hereof.

-------------------------
* To be filed by amendment.